EXHIBIT 1

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	5
Financial Results Analysis	6
Financial and Capital Management	15
Updates to Regulatory Environment	21
Assumptions and Risks Underlying Our Forward-Looking Statements	23
Our Accounting Policies	26
Controls and Procedures	27
Non-GAAP Financial Measures	27
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and is comprised of our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2007 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 MD&A), as updated in BCE Inc.’s 2007 first quarter MD&A dated May 1, 2007 (BCE 2007 First Quarter MD&A) and BCE Inc.’s 2007 second quarter MD&A dated July 31, 2007 (BCE 2007 Second Quarter MD&A), respectively.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2007 and 2006.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, in the BCE 2007 First Quarter MD&A or in the BCE 2007 Second Quarter MD&A, the outlooks provided in the BCE 2006 MD&A remain substantially unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of applicable Canadian securities legislation and of the United States Private Securities Litigation Reform Act of 1995. It is important to know that:

  unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at November 6, 2007 our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

  we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

A number of assumptions were made by BCE in making forward-looking statements in the BCE 2006 MD&A, in the BCE 2007 First Quarter MD&A, in the BCE 2007 Second Quarter MD&A, and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions and Risks Underlying Our Forward-Looking Statements. Additional important assumptions and risks are also discussed under the section entitled Updates to Regulatory Environment.

2 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2006 MD&A.

PRIVATIZATION OF BCE INC.

On June 30, 2007, BCE Inc. announced that it entered into a definitive agreement (Definitive Agreement) to be acquired by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (collectively, the Investor Group). Since that time, significant progress has been made and a number of key developments have taken place. We continue to work on and expect the transaction to close in Q1 2008.

  On August 2, 2007, all necessary applications were made for regulatory approval, including applications with Industry Canada, the Canadian Radio-television and Telecommunications Commission (CRTC), the Canadian Competition Bureau, the United States Federal Trade Commission, and the United States Federal Communications Commission. The company has since received anti-trust clearance from the Federal Trade Commission on August 14, 2007 and from the Canadian Competition Bureau on September 21, 2007.

  On September 21, 2007, BCE Inc.’s shareholders approved the acquisition of BCE Inc. by the Investor Group. The proposed plan of arrangement (BCE Arrangement) was approved by more than 97% of the votes cast by holders of common and preferred shares, voting as a single class, exceeding the required 66 2/3% approval. Of the total outstanding common and preferred shares, 62.5% were voted at the meeting either in person or by proxy.

  Following BCE Inc.’s announcement on September 11, 2007 that a hearing of the Québec Superior Court (Court) had been scheduled for October 10, 2007 to obtain a final order (Final Order) approving the BCE Arrangement, the granting thereof was contested by certain institutional holders of Bell Canada debentures who allegedly hold senior debentures issued under the Bell Canada trust indenture dated July 1, 1976 (1976 Indenture), subordinated debentures issued under the Bell Canada trust indenture dated April 17, 1996 (1996 Indenture), and medium term debentures issued under the Bell Canada trust indenture dated November 28, 1997 (1997 Indenture), and by the trustees under the 1976 Indenture and 1996 Indenture. The contesting parties allege, among other things, that the BCE Arrangement is unfair, oppressive, unfairly prejudicial to and/or unfairly disregards the interests of such debentureholders and are asking the court to refuse to approve and ratify the BCE Arrangement or, alternatively, are asking the Court to order that a meeting of the holders of debentures be convened to vote as a class on the BCE Arrangement. The contesting parties that are debentureholders under the 1976 Indenture and 1996 Indenture are also alleging that the BCE Arrangement constitutes a “reorganization or reconstruction” of Bell Canada and therefore that the BCE Arrangement should not be completed unless approved by the trustees under such indentures and Bell Canada. In addition to the foregoing contestations, the contesting debentureholders have also filed separate proceedings for an oppression remedy under section 241 of the Canada Business Corporations Act and the trustees under the 1976 Indenture and the 1996 Indenture filed motions for declaratory judgement. See Recent Developments in Legal Proceedings – Lawsuits Related to the Proposed Acquisition of BCE Inc. for more information concerning the aforementioned legal proceedings.

  On October 10, 2007, the Court issued an order providing that all of the proceedings relating to the BCE Arrangement will be heard by the Court during the weeks of December 3, 2007 and January 8, 2008. The Court also indicated that it expects to be able to render a decision regarding all proceedings before the end of January 2008.

QUARTER IN REVIEW

Steady revenue growth from our growth services, continued proactive management over the pace of erosion in our legacy wireline voice and data businesses, and disciplined cost control drove improved financial performance this quarter.
     Revenues grew 2.0% in the quarter, compared to 2006, and have shown sequential growth through the first three quarters of 2007. Revenues from our growth services reached 57% of our revenue base in Q3 2007, compared to 55% through the first half of the year. The growth in revenues was driven by increased average revenue per user (ARPU) at Bell Wireless, which had a record number of Q3 gross activations, reflecting the positive customer response to our promotions, the introduction of new handsets and expanded market presence. As expected, residential local line losses continued, mainly as a result of our competitors’ ongoing aggressive pricing competition and an expanded cable telephony footprint in our markets. However, these line losses were moderated by a significant increase in both residential and business customer winbacks and new marketing initiatives such as our Home Phone packages.
     EBITDA performance in Q3 2007 was substantially better than Q3 2006. Our focus on profitable wireless, video and Internet subscriber growth, reduced emphasis on low-margin enterprise contracts and equipment sales, as well as ongoing productivity improvements, brought about further EBITDA growth. In addition, continued strong growth in ARPU and lower cost of acquisition (COA) led to significantly improved wireless EBITDA margin in the quarter.
     Higher EBITDA, coupled with control over capital spending and sound working capital management, contributed to solid net earnings and free cash flow in the quarter. Earnings per share (EPS) before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1), which was $0.06 higher than Q3 2006, reflects EBITDA growth and lower interest expense.
     From a customer perspective, we made steady progress in service through improvements to first call resolution in our call centres and wireline installations and repairs, as well as through continued investment in our broadband and wireless networks.

(1) EPS before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

 BCE INC. 2007 QUARTERLY REPORT 3

Management’s Discussion and Analysis

Bell Customer Connections
		TOTAL
	Q3 2007	CONNECTIONS
	NET	SEPTEMBER 30,
(IN THOUSANDS)	ACTIVATIONS	2007

Network access services (NAS)(1)	(93)	8,373
Wireless(2)	137	6,021
High-Speed Internet	34	1,993
Video	3	1,820

(1) The Q3 2007 opening business NAS customer base was decreased by 58,000 to reflect an adjustment in the calculation of local-interconnections.
(2) Figures presented include 100% of Virgin Mobile’s subscribers.

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2006 MD&A.

OTHER CORPORATE DEVELOPMENTS

Forbearance from regulation of local exchange services

In April and May 2007, Bell applied for residential and business local exchange service forbearance under the new regulatory framework. In August and September 2007, the CRTC approved Bell’s local residential service forbearance applications in 193 geographic areas, representing approximately 90% of Bell’s residential access lines in Ontario and Québec. On September 13, 2007, the CRTC approved Bell’s local business service forbearance applications, excluding Centrex and Enhanced Exchange Wide Dial services, in 59 geographic areas. The approved areas and services represent approximately 40% of Bell’s business access lines in Ontario and Québec. In addition, on August 10, 2007, the CRTC approved Bell Aliant’s local business service forbearance applications, excluding the services noted above, in 18 geographic areas in New Brunswick, Nova Scotia, Newfoundland and Labrador, and Prince Edward Island. In September and October 2007, the CRTC approved Bell Aliant’s local residential service forbearance applications in 5 geographic areas in Québec and Bell Aliant’s local business service forbearance application, excluding the services noted above, in one geographic area in Québec.

Completion of Telesat Canada (Telesat) Sale

The sale of Telesat to a company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc. (Loral), previously announced on December 18, 2006, was completed on October 31, 2007 following receipt of regulatory approvals from Industry Canada on September 9, 2007 and the Federal Communications Commission on October 4, 2007. BCE Inc. realized net cash proceeds of approximately $3.2 billion from the all-cash transaction. Telesat is not accounted for as discontinued operations because of the ongoing commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat.

4 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2007				2006		2005

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,494	4,438	4,385	4,532	4,407	4,374	4,343	4,526
EBITDA(1)	1,789	1,777	1,740	1,639	1,712	1,733	1,698	1,674
Amortization expense	(814)	(807)	(787)	(796)	(787)	(789)	(756)	(777)
Restructuring and other items	(78)	(72)	(36)	(91)	(126)	(50)	(88)	(24)

Operating income	897	898	917	752	799	894	854	873
Earnings from continuing operations	442	562	526	714	322	441	403	387
Discontinued operations	(2)	138	3	3	(20)	53	91	43

Net earnings	440	700	529	717	302	494	494	430
Net earnings applicable to common shares	406	667	499	699	285	476	477	413
Included in net earnings:
Net gains on investments
Continuing operations	7	132	103	410	8	–	1	–
Discontinued operations	–	136	1	2	(11)	35	80	–
Restructuring and other items	(43)	(46)	(25)	(66)	(71)	(27)	(58)	(16)
Costs incurred to form Bell Aliant	–	–	–	–	(28)	(14)	–	–

Net earnings per common share
Continuing operations – basic	0.51	0.65	0.62	0.83	0.38	0.47	0.42	0.39
Continuing operations – diluted	0.51	0.65	0.62	0.83	0.38	0.47	0.42	0.39
Net earnings – basic	0.50	0.83	0.62	0.84	0.36	0.53	0.52	0.44
Net earnings – diluted	0.50	0.83	0.62	0.84	0.36	0.53	0.52	0.44
Average number of common shares outstanding – basic (millions)	804.9	803.2	806.0	811.6	818.8	896.4	920.5	927.3

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – EBITDA in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

 BCE INC. 2007 QUARTERLY REPORT 5

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q3 2007 and YTD 2007 compared with Q3 2006 and YTD 2006. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS
	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Operating revenues	4,494	4,407	2.0%	13,317	13,124	1.5%
Operating expenses	(2,705)	(2,695)	(0.4%)	(8,011)	(7,981)	(0.4%)

EBITDA	1,789	1,712	4.5%	5,306	5,143	3.2%
Amortization expense	(814)	(787)	(3.4%)	(2,408)	(2,332)	(3.3%)
Restructuring and other items	(78)	(126)	38.1%	(186)	(264)	29.5%

Operating income	897	799	12.3%	2,712	2,547	6.5%
Other (expense) income	(5)	(114)	95.6%	107	(159)	n.m.
Interest expense	(213)	(244)	12.7%	(648)	(703)	7.8%

Pre-tax earnings from continuing operations	679	441	54.0%	2,171	1,685	28.8%
Income taxes	(153)	(81)	(88.9%)	(374)	(403)	7.2%
Non-controlling interest	(84)	(38)	n.m.	(267)	(116)	n.m.

Earnings from continuing operations	442	322	37.3%	1,530	1,166	31.2%
Discontinued operations	(2)	(20)	90.0%	139	124	12.1%

Net earnings	440	302	45.7%	1,669	1,290	29.4%
Dividends on preferred shares	(34)	(17)	n.m.	(97)	(52)	(86.5%)

Net earnings applicable to common shares	406	285	42.5%	1,572	1,238	27.0%
EPS	0.50	0.36	38.9%	1.95	1.41	38.3%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE increased 2.0% to $4,494 million in Q3 2007 and 1.5% to $13,317 million in the first nine months of the year, primarily as a result of higher revenues at Bell. Revenues also increased year over year at Bell Aliant as growth in Internet and information technology (IT) services more than offset declining revenues from its local wireline and long distance businesses, and at Telesat where higher broadcast and business network revenues led to double-digit revenue growth.
     Revenues at Bell increased 2.0% this quarter and 1.3% year-to-date to $3,701 million and $10,928 million, respectively, compared with $3,628 million and $10,791 million in the same three and nine-month periods last year. The year-over-year revenue improvements were fuelled by revenue growth at our Bell Wireless segment, offset largely by decreases in Bell Wireline segment revenues. Bell Wireless revenue growth of 8.0% in Q3 2007 and 7.8% in the first nine months of the year was due primarily to higher average revenue per user (ARPU) and a larger number of subscribers.
     The year-over-year decrease in Bell Wireline segment revenues of 0.2% this quarter and 1.1% in the first nine months of 2007 was due mainly to ongoing erosion of legacy voice and data revenues resulting from further residential local line losses and continued business customer migration to Internet Protocol (IP). Lower wholesale revenues also contributed to the decline. The Bell Wireline revenue pressures were offset by continued growth in video and Internet revenues.
     Our growth services portfolio (comprised of wireless, video, Internet, and information and communications technology (ICT) services) grew by about 7.9% this quarter and 7.7% year-to-date, accounting for 57% of Bell’s revenues in the third quarter and 56% in the first nine months of 2007, compared with 54% and 53% in the same periods one year earlier.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

6 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Operating Income

Operating income for BCE was $897 million in Q3 2007 and $2,712 million for the first nine months of the year, representing increases of 12.3% and 6.5%, respectively, over the same periods in 2006. Similarly, Bell operating income improved 10.2% this quarter to $679 million from $616 million in Q3 2006 and 5.8% year-to-date to $2,071 million from $1,958 million in the first nine months of last year. The 2007 results include restructuring and other items related mainly to workforce reduction initiatives and costs associated with the proposed privatization of BCE Inc., while operating income for 2006 reflected costs for involuntary employee departures at Bell, the relocation of employees and closing of real estate facilities related to the reduced workforce, as well as costs incurred to form Bell Aliant.
     Operating income before restructuring and other items(1) in Q3 2007 was $975 million or 5.4% higher than the same quarter in 2006 at BCE, and was $736 million or 4.4% higher at Bell. Year to date, operating income before restructuring and other items was $2,898 million or 3.1% higher than the first nine months of 2006 at BCE, and was $2,239 million or 3.3% higher at Bell. The increase in operating income before restructuring and other items both at BCE, and Bell in the third quarter and first nine months of 2007 was due mainly to:

  higher operating revenues, primarily from our Bell Wireless segment lower general and administrative costs stemming from careful control over expenses lower net benefit plans cost, due mainly to a higher return on plan assets and the phase-out in 2006 of other post-employment benefits for future retirees ongoing productivity improvements.

These positive factors were partly offset by:

  continued erosion of our residential local wireline customer base and long distance business higher bad debt expense from an increased focus on accounts receivable management higher marketing and sales expenses in our Bell Wireline segment higher amortization expense.

In addition, on a year-to-date basis, lower wireless subscriber acquisition costs contributed to the improvement in operating income in the first nine months of this year compared with the same period in 2006.
     Improved operating performance at Bell Aliant, mainly stemming from higher revenues, control over operating expenses and productivity cost savings, contributed to higher BCE operating income in both the third quarter and first nine months of 2007.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

EBITDA at BCE increased 4.5% to $1,789 million in Q3 2007 from $1,712 million in the same quarter in 2006, mainly reflecting improved performance at Bell. Telesat also contributed positively to EBITDA as higher revenues and operating cost control resulted in margin improvements.
     In the first nine months of 2007, EBITDA at BCE improved 3.2% to $5,306 million from $5,143 million in same period last year. This was offset partly by lower EBITDA at Bell Aliant where higher labour costs and higher expenses related to growth in IT sales more than offset increased revenues and lower net benefit plans cost.
     Overall, BCE’s EBITDA margin increased to 39.8% both this quarter and year-to-date from 38.8% and 39.2% last year, respectively.
     EBITDA at Bell increased 3.8% this quarter and 3.7% in the first nine months of 2007 to $1,386 million and $4,163 million, respectively, from $1,335 million and $4,015 million in the corresponding periods last year. This corresponds to EBITDA margins of 37.4% in Q3 2007 and 38.1% year-to-date, representing improvements of 0.6 and 0.9 percentage points compared with the same respective periods in 2006. The year-over-year increases in EBITDA reflected the growth in contribution from our Bell Wireless segment, which exceeded the decrease in contribution from our Bell Wireline segment. The increase in Bell Wireless EBITDA was driven primarily by higher revenues and lower subscriber acquisition costs, while lower Bell Wireline EBITDA can be attributed mainly to ongoing erosion of our high-margin legacy voice and data revenues, increased sales and marketing expenses and higher bad debt expense.
     Lower net benefit plans cost also positively impacted BCE and Bell EBITDA this year. Net benefit plans cost totalled $97 million this quarter and $297 million in the first nine months of 2007, representing decreases of 17.8% and 23%, respectively, compared with $118 million and $388 million in the same periods last year. The decreases were due mainly to a plan amendment related to the phase-out over the next 10 years of other post-employment benefits for future retirees and an improvement in the market value of the pension plan assets mainly as a result of favourable actual market returns in the pension funds in 2007.

(1) Operating income before restructuring and other items is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Operating income before restructuring and other items contained in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

 BCE INC. 2007 QUARTERLY REPORT 7

Management’s Discussion and Analysis

Amortization Expense

Amortization expense of $814 million in Q3 2007 and $2,408 million on a year-to-date basis in 2007 represented increases of $27 million and $76 million, or 3.4% and 3.3%, respectively, compared to $787 million and $2,332 million for the same periods last year. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.

Restructuring and Other Items

We recorded restructuring charges and other items of $78 million in Q3 2007 and $186 million on a year-to-date basis in 2007. These included:

  charges of $26 million in Q3 2007 and $50 million on a year-to-date basis in 2007 related to workforce reduction initiatives for the involuntary departure of approximately 110 employees in Q3 2007 and 480 employees on a year-to-date basis charges of $26 million in the first half of 2007 related to a voluntary early retirement plan accepted by approximately 250 employees. The program is complete.

  charges of $5 million in Q3 2007 and $24 million on a year-to-date basis in 2007 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007 charges of $47 million in Q3 2007 and $86 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the review of the strategic alternatives as well as employee retention costs. These transaction costs relate mainly to financial advisory, professional and consulting fees. We expect to incur additional costs to complete the privatization transaction through to the closing.

Other (Expense) Income

Other expense of $5 million in Q3 2007 represented a decrease of $109 million compared to $114 million for the same period last year. The decrease resulted mainly from a $108 million charge in Q3 2006 for premium costs on early redemption of Bell Aliant debt, $82 million of which was recorded as a result of the formation of Bell Aliant and a loss of $13 million that was realized on the exercise of a swaption issued by Bell Aliant, partly offset by a $9 million gain on the acquisition of the Nortel Networks Corporation shares by the Bell Canada pension fund.
     Other income of $107 million on a year-to-date basis in 2007 represented an increase of $266 million compared to other expense of $159 million for the same period last year. On a year-to-date basis, other income in 2007 included a $92 million dilution gain resulting from an issuance of units by Bell Aliant, in which we did not participate, in conjunction with its privatization of the Bell Nordiq Income Fund, partly offset by an increase in foreign exchange losses. A $40 million charge for premium costs on the early redemption of Bell Aliant debt and a loss of $13 million on the exercise of a swaption issued by Bell Aliant further increased our expense in the first nine months of 2006.

Interest Expense

Interest expense of $213 million in Q3 2007 and $648 million on a year-to-date basis in 2007 represented decreases of $31 million and $55 million, or 12.7% and 7.8%, respectively, compared to $244 million and $703 million for the same periods last year as a result of both lower average debt levels and the refinancing of debt at lower rates.

Income Taxes

Income taxes of $153 million in Q3 2007 represented an increase of $72 million or 89% compared to $81 million for the same period last year mainly due to higher pre-tax earnings. Income taxes of $374 million on a year-to-date basis in 2007 represented a decrease of $29 million or 7.2% compared to $403 million for the same period last year. The year-to-date decrease reflects the non-taxable portion of Bell Aliant’s income in the first half of 2007, the settlement in Q2 2007 of an uncertain tax position with the Canada Revenue Agency in connection with the sale of an investment in a prior year which resulted in the reversal of a tax liability and the non-taxable dilution gain from the issuance of units by Bell Aliant in Q1 2007. In 2006, we realized tax savings from income tax adjustments resulting from the decrease in corporate federal income tax rates, the elimination of the large corporation tax stemming from the 2006 federal budget and favourable audit settlements in Q1 2006.

8 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Non-Controlling Interest

Non-controlling interest of $84 million in Q3 2007 and $267 million on a year-to-date basis in 2007 represented increases of $46 million and $151 million, respectively, compared to $38 million and $116 million for the same periods last year. On a quarterly basis, the increase was mainly due to Bell Aliant’s higher net earnings in Q3 2007 and the debt redemption and transaction costs incurred by Bell Aliant in Q3 2006. The increase was offset by the decrease in dividends paid to non-controlling interest as a result of the exchange of the Bell preferred shares for a corresponding series of First Preferred Shares of BCE Inc. On a year-to-date basis, the increase also reflects Bell Aliant’s higher net earnings in the first half of 2007 and our decreased ownership interest upon the formation of Bell Aliant in Q3 2006.

Discontinued Operations

The net gain from discontinued operations of $139 million on a year-to-date basis in 2007 relates mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS), of $110 million in Q2 2007.
     The net loss from discontinued operations of $20 million in Q3 2006 relates mainly to our share of CTVglobemedia operating losses. On a year-to-date basis in 2006, the net gain of $124 million also included our gain on disposition of CGI Group Inc. (CGI) of $79 million, a gain of $52 million realized on the return of capital from Bell Canada International Inc. (BCI) and operating income at CTVglobemedia. This was partly offset by a write-down of $17 million on our remaining investment in CGI.

Dividends on Preferred Shares

Dividends on preferred shares of $34 million in Q3 2007 and $97 million on a year-to-date basis in 2007 increased by $17 million and $45 million, respectively, compared to $17 million and $52 million for the same periods last year. This increase resulted from the new series of preferred shares created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding series of preferred shares of Bell, the dividends on which were previously classified as non-controlling interest at BCE, were exchanged for a corresponding series of First Preferred Shares of BCE Inc. The Bell Canada plan of arrangement was effective on January 31, 2007.

Net Earnings and Earnings per Share

Net earnings applicable to common shares for Q3 2007 were $406 million, or $0.50 per common share, which represents an increase of 43% compared with net earnings of $285 million, or $0.36 per common share for the same period last year. Included in net earnings in Q3 2007 was a charge of $43 million for restructuring and other items and net gains on investments from continuing operations of $7 million. In the third quarter of 2006, net earnings included a charge of $71 million for restructuring and other items, $28 million premium cost for Bell Aliant’s early redemption of long-term debt and net losses on investments of $3 million. Excluding the impact of these items, net earnings increased by $55 million from Q3 2006.
     This increase of $55 million in Q3 can be attributed to higher EBITDA and lower interest expense which more than offset the increase in non-controlling interest and amortization expense. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1) increased by $0.06 per common share, year over year, to $0.54.
     On a year-to-date basis, net earnings applicable to common shares were $1,572 million, or $1.95 per common share, which represents an increase of 27% compared with net earnings of $1,238 million, or $1.41 per common share for the same period last year. Year-to-date earnings were further impacted by a net charge of $71 million for restructuring and other items and net gains on investments of $372 million. Net gains on investments included the reversal of a tax liability due to the settlement of an uncertain tax position with the Canada Revenue Agency in connection with the sale of an investment in a prior year, a net gain from discontinued operations of $110 million on Bell Aliant’s sale of ADS and a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund. In 2006, year-to-date earnings were further impacted by a net charge of $85 million for restructuring and other items, net gains on investments of $116 million and costs incurred to form Bell Aliant of $14 million. Excluding the impact of these items, net earnings decreased by $16 million in the first nine months of 2007.
     The decrease of $16 million in year-to-date net earnings reflects lower operating income at CTVglobemedia Inc. (CTVglobemedia) for which we began to cost account in Q3 2006. The decrease in earnings, however, was more than offset by the reduction in the number of outstanding BCE Inc. common shares. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant increased by $0.11 per common share, year over year, to $1.62.

SEGMENTED ANALYSIS

In the first quarter of 2007, our management structure changed and as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1) Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

 BCE INC. 2007 QUARTERLY REPORT 9

Management’s Discussion and Analysis

     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell’s residential, small and medium-sized business and large enterprise customers primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, data, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide.

OPERATING REVENUES	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Bell Wireline	2,641	2,646	(0.2%)	7,933	8,018	(1.1%)
Bell Wireless	1,072	993	8.0%	3,030	2,811	7.8%
Inter-segment eliminations	(12)	(11)	(9.1%)	(35)	(38)	7.9%

Bell	3,701	3,628	2.0%	10,928	10,791	1.3%
Bell Aliant	838	825	1.6%	2,515	2,463	2.1%
Telesat	130	113	15.0%	413	351	17.7%
Inter-segment eliminations	(175)	(159)	(10.1%)	(539)	(481)	(12.1%)

Total operating revenues	4,494	4,407	2.0%	13,317	13,124	1.5%

OPERATING INCOME	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Bell Wireline	340	340	0.0%	1,146	1,225	(6.4%)
Bell Wireless	339	276	22.8%	925	733	26.2%

Bell	679	616	10.2%	2,071	1,958	5.8%
Bell Aliant	178	162	9.9%	538	504	6.7%
Telesat	47	32	46.9%	145	110	31.8%
Inter-segment eliminations	(7)	(11)	36.4%	(42)	(25)	(68%)

Total operating income	897	799	12.3%	2,712	2,547	6.5%

Bell Wireline Segment

BELL WIRELINE REVENUE	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Local and access	892	926	(3.7%)	2,712	2,832	(4.2%)
Long distance	306	334	(8.4%)	923	1,011	(8.7%)
Data	892	881	1.2%	2,665	2,638	1.0%
Video	330	289	14.2%	966	852	13.4%
Equipment and other	174	174	0.0%	538	557	(3.4%)

Total external revenues	2,594	2,604	(0.4%)	7,804	7,890	(1.1%)
Inter-segment revenues	47	42	11.9%	129	128	0.8%

Total Bell Wireline revenue	2,641	2,646	(0.2%)	7,933	8,018	(1.1%)

Bell Wireline revenues totalled $2,641 million in Q3 2007, down 0.2% from $2,646 million in Q3 2006. The positive contribution to our top-line results from revenue increases of $41 million in video and $11 million in data were more than offset by decreases in local and access and long distance services of $34 million and $28 million, respectively. Equipment sales and other revenues were unchanged year over year.
     Year-to-date, Bell Wireline revenues declined 1.1% to $7,933 million compared with $8,018 million in the same nine-month period in 2006. Decreases of $120 million in local and access services, $88 million in long distance and $19 million in equipment sales and other revenues were partly offset by increases of $114 million in video and $27 million in data.

Local and access

Local and access revenues of $892 million in Q3 2007 and $2,712 million year to date, represent decreases of 3.7% and 4.2% compared with $926 million and $2,832 million in the same respective periods in 2006. The year-over-year revenue decline was primarily the result of continued residential NAS erosion and the related loss of optional enhanced features revenue. Local and access revenues were also negatively impacted on a year-to-date basis by a CRTC decision associated with the Price Caps deferral account that took effect June 1, 2006, which mandated a reduction in local rates. The positive revenue impact from rate increases in September 2006 to our business and wholesale access services portfolios, the application of price increases in the past year on certain other basic voice products, and an increase in wireline maintenance revenue moderated the year-over-year decrease in local and access revenues.

10 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     Total NAS declined by 93,000 in Q3 2007 and 314,000 in the first nine months of 2007, compared with 59,000 and 321,000 in the same periods last year, to reach 8,373,000 lines as at September 30, 2007. The higher number of year-over-year local line losses this quarter can be attributed to ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to competitive local exchange carriers, and wireline to wireless substitution. In addition, at the beginning of the quarter, our business NAS customer base was decreased by 58,000 to reflect an adjustment in the calculation of local-interconnections. As a result of these impacts, the annualized rate of NAS erosion was 5.8% in Q3 2007 compared with 4.6% in Q3 2006. Year to date, the total number of local access lines lost in 2007 decreased versus the same period last year, reflecting increased residential and business customer winbacks and wholesale demand for local access lines in Western Canada. Although the rate of residential NAS erosion increased in the quarter to 10.2% from 9.8% in Q2 2007 due to cable telephony footprint expansion in our regions and increased disconnection of non-paying customers, the total number of residential lines lost in the first nine months of 2007 remained relatively stable year over year at 394,000 compared with 386,000 in 2006. At the end of Q3 2007, we had 4,767,000 residential lines and 3,606,000 business lines, compared with 5,310,000 and 3,577,000, respectively, at the end of Q3 2006.

Long distance

Long distance revenues were $306 million in the third quarter of 2007 and $923 million in the first nine months of the year, reflecting year-over-year decreases of 8.4% and 8.7%, respectively, compared with the same periods in 2006. Long distance revenues continued to be negatively affected by ongoing NAS erosion, technological substitution to wireless and Internet, losses to toll competitors, pricing pressures across our business and wholesale markets, lower rates on cross-border exchange traffic, and a reduction in total minute volumes. Price increases applied in Q1 2007 on the majority of our residential long distance plans, and the positive impact from an increase in the monthly network charge on August 1, 2007 to residential customers from $4.50 to $5.95 moderated the rate of decline in long distance revenues. Consistent with NAS erosion and industry-wide trends, total minute volumes decreased 9.3% and 4.4% in the third quarter and first nine months of 2007, respectively, to 2,962 million and 9,451 million conversation minutes from 3,266 million in Q3 2006 and 9,887 million in the first nine months of 2006, reflecting both lower domestic and overseas minute volumes in both our consumer and business sectors, and competitive pressures in Wholesale. As a result of the combined impact of lower minutes and rate increases, average revenue per minute (ARPM) increased by $0.002 in this quarter, but decreased by $0.003 year to date to $0.091, compared with the same periods in 2006.

Data

Data revenues increased 1.2% this quarter to $892 million, up from $881 million in Q3 2006. Similarly, in the first nine months of 2007, data revenues increased to $2,665 million from $2,638 million in 2006 or 1.0% higher year over year. Data revenue growth in the quarter was driven by higher Internet revenues, resulting from an increase in the total number of access service connections and new price increases at both Sympatico and our small and medium-sized business (SMB) unit, as well as by higher IP and broadband connectivity services revenue in our Enterprise, SMB and Wholesale units. The impact of adverse regulatory rulings on data revenues was approximately $8 million lower this quarter compared to Q3 2006. Competitive pricing pressures, the migration by business customers towards IP-based systems, and the ongoing transfer of services by Wholesale customers onto their own network facilities moderated the year-over-year increase in data revenues in the third quarter.
     The number of high-speed Internet subscribers increased by 34,000 this quarter and by 106,000 year-to-date, compared with 61,000 and 123,000 new net subscriber activations in the same periods last year. This brought our total subscriber count as at September 30, 2007 to 1,993,000, representing an 8.0% increase over the past year. Lower net activations in 2007 can be attributed to intense competition, particularly in our consumer markets where aggressive price discounting on competitors’ multi-product bundle offers was prevalent, and to our lack of customer retention offers that included unlimited usage. Stronger overall market demand and the positive impact of a limited-time targeted marketing campaign featuring special promotional rates in our Québec market also contributed to the higher number of net activations in Q3 2006.

Video

Video revenues grew 14.2% this quarter and 13.4% year to date to $330 million and $966 million, respectively, compared with $289 million and $852 million for the same periods in 2006. The improvements were driven mainly by a larger customer base and higher ARPU. Our video subscriber base totalled 1,820,000 as at September 30, 2007, representing an increase of 32,000 customers since the end of Q3 2006. Video ARPU improved significantly, increasing $6 to $60 per month in Q3 2007 from $54 per month in the same quarter last year. The improvement resulted mainly from price increases implemented over the past year, customer upgrades to higher-priced programming packages, and higher rental fee revenue from increased set-top box (STB) rentals. Similarly, on a year-to-date basis, video ARPU increased to $58 per month, reflecting a $4 improvement compared with the first nine months of 2006.
     Our video churn rate increased to 1.3% this quarter and 1.2% year-to-date from 1.0% in the corresponding periods in 2006. This result was due largely to a higher number of customers coming off contracts and the application of various price increases over the past year which resulted in higher voluntary customer deactivations in 2007. Churn was also impacted negatively on a year-to-date basis in 2007 as we accelerated the processing of accounts in collection, resulting in an increase in the deactivations of 30,000 non-paying customers. As a result of higher churn and weaker sales in our independent retail channels, net activations were 3,000 this quarter and nil in the first nine months of 2007, compared with net activations of 30,000 and 61,000 in the same periods last year.

 BCE INC. 2007 QUARTERLY REPORT 11

Management’s Discussion and Analysis

Equipment sales and other

Equipment sales and other revenues were unchanged this quarter and declined 3.4% year-to-date to $174 million and $538 million, respectively, compared with $174 million and $557 million for the same periods in 2006. The year-over-year declines were due primarily to decreased sales and maintenance of legacy voice equipment to our business customers, reflecting our strategic decision not to pursue low-margin business, offset partly by higher demand for Sympatico’s computer purchase program and higher equipment sales at our Bell West unit. A one-time contribution to revenues in the first quarter of 2006 from a network infrastructure installations contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina also negatively affected year-to-date revenue for comparison purposes with the first nine months of last year.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment was $340 million this quarter and $1,146 million year-to-date, compared with $340 million and $1,225 million in the same respective three and nine-month periods last year. The following factors had a negative impact on wireline operating income in both the third quarter and first nine months of 2007:

  erosion of our residential NAS customer base

  loss of higher-margin legacy voice and data business due to competition and customer migration towards IP-based networks higher marketing and sales expenses associated with residential customer winback activities and our residential Home Phone packages higher bad debt expense resulting from an ongoing focus on accounts receivable management increased call centre costs to enhance service quality

  higher amortization expense.

These pressures were offset by:

  higher video revenues

  lower cost of goods sold from reduced domestic and international long distance traffic lower labour costs from decreased use of contractors and consultants a favourable judicial decision with respect to CRTC licence fees at Bell ExpressVu ongoing productivity improvements

  lower net benefit plans cost

  lower restructuring and other costs.

Bell Wireless Segment

BELL WIRELESS REVENUE	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Network	974	902	8.0%	2,781	2,540	9.5%
Equipment	87	81	7.4%	217	240	(9.6%)

Total external revenues	1,061	983	7.9%	2,998	2,780	7.8%
Inter-segment revenues	11	10	10.0%	32	31	3.2%

Total Bell Wireless revenue	1,072	993	8.0%	3,030	2,811	7.8%

Bell Wireless operating revenues (comprised of network and equipment revenues) increased 8.0% and 7.8% to $1,072 million and $3,030 million, respectively, in the third quarter and first nine months of 2007 from $993 million and $2,811 million in the same three and nine-month periods in 2006.
     Wireless network revenues grew 8.0% this quarter and 9.5% year-to-date, reflecting the combined impact of higher ARPU and subscriber base growth. Equipment revenues increased 7.4% in Q3 2007, compared with the third quarter of last year, as a result of improved handset sales at Bell Mobility due largely to a higher number of gross activations. In the first nine months of 2007, the 9.6% year-over-year decrease in equipment revenues can be attributed primarily to handset promotional discounts in partial response to the heavy emphasis on zero-dollar handsets in the market and the sale of replacement units under a public service sector contract in 2006 related to Bell Mobility’s radio business.
     Postpaid ARPU of $68 per month in Q3 2007 and $66 per month in the first nine months of 2007, represented an increase of $2 over the same periods last year. The significant improvements were driven mainly by price increases for a number of services and features over the past year, including a $2 increase in our monthly system access fee for Bell Mobility’s postpaid customers, and by continued growth in data usage.
     Prepaid ARPU of $19 per month in Q3 2007 and $17 per month in the first nine months of 2007, represented an improvement of $3 over the comparable periods last year. The year-over-year increases reflected higher minutes of usage, increased data usage and the introduction of a $3.95 system access fee in October 2006 for all new prepaid activations.
     As a result of higher postpaid and prepaid ARPU, blended ARPU increased by $3 to $56 per month and $54 per month in the third quarter and first nine months of 2007, respectively, compared with $53 per month and $51 per month in the same periods last year.

12 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     We achieved a record number of Q3 and year-to-date gross wireless activations, which increased 15.6% in Q3 2007 and 3.3% in the first nine months of 2007 to 445,000 and 1,130,000, respectively, compared with 385,000 and 1,094,000 in the same periods last year. Postpaid and prepaid gross activations both increased in the third quarter, reflecting the positive customer response to our back-to-school promotions, the introduction of new handsets and expanded market presence.
     Our blended churn rate in Q3 2007 was 1.7% compared with 1.5% in the same quarter last year. This was due to higher postpaid churn, which increased 0.3 points year over year to 1.4% mainly as a result of sustained competitive intensity stemming from subscriber acquisition offers that featured zero-dollar handsets, discounted rate-plan promotions and other incentives for the back-to-school period. Prepaid churn decreased slightly this quarter to 2.7%, compared with 2.8% in Q3 2006. On a year-to-date basis, our blended churn rate was 1.7% compared with 1.6% in 2006, reflecting both higher postpaid and prepaid churn. Postpaid churn increased to 1.3% from 1.1%, due largely to competitive pressures, including the industry-wide implementation of wireless number portability and the loss of a public sector wireless contract in the first quarter of 2007. We expect to experience higher postpaid churn in future quarters as the individual service agreements under this public sector contract expire. Higher prepaid churn of 2.9% in the first nine months of 2007, compared with 2.8% last year, was due mainly to the deactivation of a higher number of inactive customer accounts resulting from a change to our prepaid deactivation policy.
     Mainly as a result of higher gross activations, our total wireless net activations increased to 137,000 in Q3 2007 from 128,000 in Q3 2006. Postpaid subscribers accounted for 55% or 76,000 of the net activations achieved this quarter, compared with 71% or 91,000 in Q3 2006. On a year-to-date basis, total wireless net activations decreased to 213,000 compared with 301,000 in the first nine months of 2006. As at September 30, 2007, we had 6,021,000 wireless subscribers, representing a 4.9% increase over the past year. Postpaid rate plans represented 73% of our total subscriber base at the end of Q3 2007, unchanged when compared with the same period in 2006.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $339 million in Q3 2007, and $925 million year to date, representing increases of 23%, or $63 million, and 26%, or $192 million, respectively, over the same periods in the previous year. The year-over-year improvement in Q3 was driven mainly by higher revenues and lower bad debt expense. Lower subscriber acquisition costs also contributed to higher operating income on a year-to-date basis in 2007. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses. Higher customer retention and handset upgrade costs moderated the increase in Bell Wireless operating income in 2007.
     Wireless cost of acquisition (COA) decreased 10.6% to $371 per gross activation in Q3 2007 from $415 per gross activation in Q3 2006, primarily as a result of lower handset subsidies in combination with higher gross activations. Year to date, COA per gross activation decreased slightly to $409 per gross activation in 2007 from $411 per gross activation last year.

Bell Aliant Segment

BELL ALIANT REVENUE	Q3 2007	Q3 2006	% CHANGE	YTD 2007	YTD 2006	% CHANGE

Local and access	360	367	(1.9%)	1,073	1,093	(1.8%)
Long distance	117	124	(5.6%)	336	364	(7.7%)
Data	131	130	0.8%	388	364	6.6%
Wireless	13	13	0.0%	39	35	11.4%
Equipment and other	120	108	11.1%	395	351	12.5%

Total external revenues	741	742	(0.1%)	2,231	2,207	1.1%
Inter-segment revenues	97	83	16.9%	284	256	10.9%

Total Bell Aliant revenue	838	825	1.6%	2,515	2,463	2.1%

Bell Aliant segment revenues were $838 million this quarter and $2,515 million year-to-date, reflecting increases of 1.6% and 2.1%, respectively, compared with the same periods in 2006, as growth in Internet, wireless and IT services more than offset declining revenues from local and access services, long distance, and data.
     Local and access revenues decreased 1.9% and 1.8% in the third quarter and first nine months of 2007, respectively, to $360 million and $1,073 million from $367 million and $1,093 million in the same periods last year. This resulted mainly from a 3.1% decline in the overall NAS customer base, reflecting competitive losses and the reduction in primary lines as customers adopt wireless and voice over Internet protocol (VoIP) technologies. The impact of price increases in certain areas of Bell Aliant’s territory, increased penetration of value-added features and service bundles, and the return of customers through winback campaigns moderated the year-over-year decreases in local and access revenues. At the end of Q3 2007, Bell Aliant had 3,244,000 NAS in service, compared with 3,347,000 one year earlier.

 BCE INC. 2007 QUARTERLY REPORT 13

Management’s Discussion and Analysis

     Long distance revenues decreased 5.6% and 7.7% in the third quarter and first nine months of 2007, respectively, to $117 million and $336 million from $124 million and $364 million in the same periods last year. This was due primarily to year-over-year declines of 6.7% in Q3 2007 and 6.2% year to date in long distance minutes as a result of NAS losses to competition and technology substitution to wireless calling and IP-based services. Overall ARPM of $0.10 in Q3 2007 was unchanged year over year, but increased slightly to $0.10 from $0.09 in the first nine months of 2006 as the decline in minutes was more than offset by the impact of price increases and higher network charges to residential and SMB customers.
     Data revenues, including Internet, increased 0.8% this quarter to $131 million from $130 million in the third quarter of 2006, mainly as a result of higher Internet revenues driven by a 19% increase in the number of high-speed subscribers. This was largely offset by price decreases required to respond to competitive market pressures and the negative impact of the basic service extension features (BSEF) regulatory ruling. At the end of Q3 2007, Bell Aliant had 665,000 high-speed Internet subscribers, compared with 559,000 one year earlier. In the first nine months of 2007, data revenues increased 6.6% to $388 million from $364 million in the same period past year, due primarily to higher Internet revenues.
     Wireless revenues from Bell Nordiq customers this quarter were unchanged at $13 million, but grew 11.4% in the first nine months of 2007 to $39 million from $35 million during the same period last year. The year-to-date increase was due to a higher average number of subscribers in the customer base, offset partly by lower ARPU resulting from an increased number of customers adopting prepaid service. As at September 30, 2007, Bell Aliant had 91,956 wireless customers, representing an 11.5% increase since the end of Q3 2006.
     Equipment Sales and Other revenues grew 11.1% in Q3 2007 to $120 million from $108 million in the same quarter last year and 12.5% in the first nine months of 2007 to $395 million from $351 million in the same nine-month period in 2006. The year-over-year increases can be attributed mainly to growth in IT service revenues from new contracts for systems integration, application services and managed outsourcing, as well as from expansion of existing contracts in key segments of the enterprise business market. Higher fulfillment revenues from maximizing our relationships with key partners and increased sales to government and related agencies also contributed to the increase. IT services and fulfillment revenue is earned primarily by Bell Aliant’s xwave division through systems integration, software engineering, business consulting and infrastructure services, such as data centre, help desk, security and technical support services.

Bell Aliant Operating Income

Operating income at Bell Aliant increased 9.9% and 6.7% to $178 million and $538 million in the third quarter and first nine months of 2007, respectively, from $162 million and $504 million in the comparable periods in 2006. Increased revenues and productivity cost savings were offset partly by higher labour costs due to wage increases, higher cost of revenues associated with growth in product and IT fulfillment sales, and increased net benefit plans cost. Higher restructuring and other costs in 2006, due to transaction expenses related to the formation of Bell Aliant, had a favourable year-over-year impact on operating income this year.

Telesat Segment

Telesat’s revenues increased 15.0% to $130 million this quarter and 17.7% to $413 million in the first nine months of 2007. These year-over-year increases mainly reflected higher broadcast revenues from services offered on the Anik F3 satellite and continued growth of its two-way broadband service using the Ka-band of the Anik F2 satellite, as well as higher business networks revenue from increased sales of its Telipro™ service. On a year-to-date basis, the non-recurring sale of capacity on a replacement satellite to Bell ExpressVu also contributed to higher revenues in 2007 compared with the previous year. Lower revenues in South America and at Telesat’s SpaceConnections subsidiary partially offset the improvement in revenues year over year.
     Anik F3 provides broadcasting and telecommunications capacity and business communications throughout North America and also carries a small Ka-band payload that will supplement services carried on the Anik F2 satellite.
     Telipro™ is an IP-based network satellite solution delivering bi-directional broadband connectivity throughout North America.

Telesat Operating Income

Telesat’s operating income increased 47% to $47 million in the third quarter of 2007, primarily as a result of solid revenue growth offset partly by higher amortization expense related to the Anik F3 satellite. For the first nine months of 2007, operating income improved 32% to $145 million, due mainly to higher revenues offset partly by increased operating expenses stemming from higher cost of network equipment sales and higher compensation costs.

14 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q3 2007	Q4 2006

Debt due within one year	1,718	986
Long-term debt	10,600	11,781
Less: Cash and cash equivalents	(259)	(569)

Total net debt	12,059	12,198
Non-controlling interest	1,127	2,180
Total shareholders’ equity	15,288	13,367

Total capitalization	28,474	27,745

Net debt to capitalization	42.4%	44.0%

Outstanding share data (in millions)
Common shares	805.1	807.6
Stock options	18.0	24.2

Our net debt to capitalization ratio was 42.4% at the end of Q3 2007, compared to 44.0% at the end of 2006. This reflects a decrease in net debt and an increase in total shareholders’ equity, partly offset by a decrease in non-controlling interest.
     Net debt decreased $139 million to $12,059 million in the first nine months of 2007 mainly due to:

  free cash flow(1) of $498 million

  cash provided from discontinued operations of $357 million mainly relating to $327 million of net proceeds from Bell Aliant’s sale of ADS in April 2007 the issuance of common shares under the employee stock option plan amounting to $148 million.

These decreases were partly offset by:

  the repurchase of $326 million of equity securities from non-controlling interest due to Bell Aliant’s normal course issuer bid (NCIB) program which began on February 28, 2007

  BCE Inc.’s repurchase and cancellation of 7.4 million of its outstanding common shares for $227 million under its NCIB business acquisitions of $163 million mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant obligations of $126 million for additional capital leases.

Non-controlling interest decreased by $1,053 million in the first nine months of 2007 due mainly to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million, which was previously classified as non-controlling interest at BCE, for corresponding series of First Preferred Shares of BCE Inc. A further decrease was realized as Bell Aliant repurchased $326 million of equity securities from non-controlling interest as part of its NCIB program which began on February 28, 2007. These items were partly offset by an increase as a result of the non-controlling interest in the gain on sale of ADS and our decreased ownership in Bell Aliant as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund, in which we did not participate.
     Total shareholders’ equity increased $1,921 million to $15,288 million in the first nine months of 2007. This was mainly due to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million for corresponding series of First Preferred Shares of BCE Inc., net earnings of $693 million in excess of dividends declared, an unrealized gain of $190 million recorded in accumulated other comprehensive income due mainly from our available-for-sale financial assets, and the issuance of common shares under the employee stock option plan. This was partly offset by the repurchase of 7.4 million of BCE Inc.’s outstanding common shares for cancellation through an NCIB for $227 million.

(1) Free cash flow is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Free cash flow in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

 BCE INC. 2007 QUARTERLY REPORT 15

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Cash flows from operating activities	1,603	1,596	3,984	3,846
Capital expenditures	(765)	(760)	(2,232)	(2,198)
Other investing activities	4	(4)	5	(15)
Cash dividends paid on common shares	(293)	(294)	(853)	(901)
Cash dividends paid on preferred shares	(34)	(21)	(90)	(62)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(94)	(75)	(316)	(185)

Free cash flow	421	442	498	485
Business acquisitions	(14)	(27)	(163)	(66)
Bell Aliant	–	(152)	(7)	(225)
Going-private costs	(36)	–	(36)	–
Increase in investments	(5)	(161)	(21)	(280)
Decrease in investments	50	–	63	64
Issue of common shares	16	17	148	19
Repurchase of common shares	–	(114)	(227)	(1,108)
Net (repayment) issuance of debt instruments	(418)	1,574	(552)	1,211
Financing activities of subsidiaries with third parties	(117)	–	(329)	(242)
Other financing activities	(5)	(93)	(53)	(122)
Cash provided by discontinued operations	2	695	357	2,112

Net (decrease) increase in cash and cash equivalents	(106)	2,181	(322)	1,848

Cash from Operating Activities

Cash from operating activities was $1,603 million in Q3 2007, an increase of $7 million compared to $1,596 million in Q3 2006 due mainly to:

  a decrease of $104 million in restructuring payments mainly due to $62 million pay equity settlement made in Q3 2006 an improvement in EBITDA of $77 million

  a decrease in income taxes paid mainly from the formation of the Bell Aliant income trust.

This was partly offset by a decrease of $115 million in receipts from the securitization of accounts receivable, a $22 million increase in interest paid in Q3 2007 as a result of timing of interest payments at Bell Aliant and a decrease in working capital.
     Cash from operating activities of $3,984 million in the first nine months of 2007, an increase of $138 million compared to $3,846 million for the same period last year was further impacted by:

  an improvement in EBITDA of $86 million

  compensation payments of $67 million made to executives and other key employees in the first half of 2006 further to the vesting of all restricted share units (RSUs)

  an increase in receipts from the securitization of accounts receivable of $37 million a $29 million decrease in interest paid as a result of timing of interest payments at Bell Aliant improvement in working capital.

This was partly offset by an increase of $107 million in pension contributions made to the Bell Canada pension plan.

Free Cash Flow

Free cash flow this quarter was $421 million, a decrease of $21 million compared to free cash flow of $442 million in Q3 2006. This was mainly due to higher cash dividends paid on preferred shares and higher cash distributions paid by subsidiaries, offset by an increase in cash from operating activities as described in the previous section.
     On a year-to-date basis, free cash flow in 2007 was $498 million, an increase of $13 million compared to free cash flow of $485 million for the same period last year. This reflects an increase in cash from operating activities of $138 million and a decrease of $48 million in common dividends paid. This was partly offset by an increase of $131 million in dividends paid to non-controlling interest as a result of distributions made by Bell Aliant and an increase of $34 million in capital expenditures.

16 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Capital Expenditures

During the quarter, we continued to make investments to expand and update our networks, enhance broadband access and capabilities and meet customer demand for our services. Capital expenditures for BCE were $765 million in Q3 2007 and $2,232 million in the first nine months of 2007, compared with $760 million and $2,198 million in the same periods last year. At Bell, capital spending decreased 1.7% this quarter to $575 million, but increased slightly on a year-to-date basis by 1.0% to $1,655 million. The difference in capital expenditures between BCE and Bell was due to spending on satellite builds at Telesat and continued investment to sustain legacy wireline infrastructure and enhance broadband access at Bell Aliant.
     As a percentage of revenues, capital expenditures for BCE decreased to 17.0% in Q3 2007 from 17.2%, but increased slightly in the first nine months of the year to 16.8% in 2007 from 16.7% last year. Bell’s capital intensity declined slightly both on a quarterly and year-to-date basis, decreasing to 15.5% from 16.1% in the third quarter and to 15.1% from 15.2% in the first nine months of the year. The majority of capital spending at Bell in 2007 has been focused on strategic priorities within the growth areas of our business. Lower capital expenditures largely reflected reduced spending on order management system upgrades, new DSL footprint expansion and IT infrastructure and systems to support productivity initiatives. This was offset by higher spending on wireless capacity expansion, investment in high-speed EVDO wireless technology, our FTTN roll-out to deliver higher-speed broadband access, and IT systems and infrastructure to support customer contracts in our Enterprise unit.

Cash Dividends Paid on Common Shares

In the third quarter of 2007, we paid a dividend of $0.365 per common share, an increase compared to the dividend paid in Q3 2006 of $0.33 per common share. Although the dividend rate has increased, the total dividends paid decreased by $1 million compared to the same period for 2006. This was due to both a decrease in the number of common shares issued and outstanding as a result of BCE Inc.’s NCIBs and the reduction in the number of outstanding BCE Inc. common shares made in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares in Q3 2006.
     In the first nine months of 2007, we paid a dividend of $1.06 per common share, an increase compared to the dividend paid for the same period in 2006 of $0.99 per common share. The total cash dividends paid decreased by $48 million as the increase in the dividend rate was more than offset by the decrease in the number of BCE Inc. common shares issued and outstanding.

Cash Dividends Paid by Subsidiaries to Non-Controlling Interest

Dividends paid by subsidiaries to non-controlling interest of $94 million in Q3 2007 and $316 million in the first nine months of 2007 increased by $19 million and $131 million, respectively, compared to $75 million and $185 million for the same periods last year. This was mainly due to Bell Aliant’s cash distributions to its unitholders starting in the third quarter of 2006 following the formation of the trust.

Business Acquisitions

We invested $14 million in business acquisitions in Q3 2007 and $163 million in the first nine months of 2007, mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant in Q1 2007. We invested $27 million in Q3 2006 and $66 million in the first nine months of 2006 for various business acquisitions.

Increase in Investments

In the first nine months of 2007, cash flows used for investments of $21 million decreased $259 million or 93% from $280 million for the same period in 2006. The year-to-date activity in 2006 included an additional investment of US$84 million in Clearwire Corporation, that offers advanced IP-based wireless broadband communications services, in order to maintain our 12% interest in the company, and Telesat’s increase in short-term investments of $13 million in Q1 2006.

Decrease in Investments

Cash flows provided by investments in Q3 2007 of $50 million and $63 million on a year-to-date basis in 2007 relate mainly to the sale of various portfolio investments. Cash flows provided by investments in 2006 of $64 million on a year-to-date basis are mainly due to the sale of short-term investments at Telesat.

 BCE INC. 2007 QUARTERLY REPORT 17

Management’s Discussion and Analysis

Repurchase of Common Shares

On a year-to-date basis in 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $227 million under the NCIB program which began in February 2007. No common shares were repurchased for cancellation under the NCIB during both the second and third quarters of 2007 as the program was suspended pending completion of the company’s review of strategic alternatives. Share purchases under the NCIB remain suspended.
     In Q3 2006, BCE Inc. repurchased 4.4 million of its outstanding common shares for a total cash outlay of $114 million under the 2006 NCIB program. On a year-to-date basis in 2006, BCE Inc. repurchased and cancelled 40 million of its outstanding common shares for a total cash outlay of $1,108 million.

Debt Instruments

We repaid $418 million of debt, net of issuances, in Q3 2007. The repayments include decreased borrowings in notes payable and bank advances of $345 million, mainly at Bell and other repayments that included capital leases.
     We repaid $552 million of debt, net of issuances, in the first nine months of 2007. The repayments included $1,135 million of credit facilities at Bell Aliant and repayments of $625 million of debentures at Bell. We made other repayments that included capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable and bank advances of $478 million, mainly at Bell.
     We issued $1,574 million of debt, net of repayments in Q3 2006. The issuances consisted mainly of Bell Aliant’s increased borrowings from its credit facilities of $955 million and net issuances of medium-term notes of $850 million. In addition, there were increased borrowings in notes payable and bank advances of $80 million, mainly at Bell. This was partly offset by repayments which included $260 million of bonds and debentures redeemed by Bell Aliant.
     We issued $1,211 million of debt, net of repayments in the first nine months of 2006. Bell Aliant drew down $1,235 million on its credit facilities and issued $1,250 million in medium-term notes and there were increased borrowings in notes payable and bank advances of $245 million, mainly at Bell. We had the following repayments in the first nine months of 2006:

  Bell repaid $463 million of debentures

  Bell Aliant redeemed $400 million of medium-term notes

  Bell Aliant redeemed $385 million of bonds and debentures

  Telesat repaid $150 million in notes payable

  we made other repayments that included capital leases.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties in Q3 2007 of $117 million and $329 million on a year-to-date basis in 2007 increased $117 million and $87 million, respectively, from nil and $242 million for the same periods last year. In 2007, Bell Aliant repurchased 10.5 million units under its NCIB program for a total cash outlay of $326 million, while in 2006 Bell Aliant and Bell Nordiq Group Inc. incurred costs on the redemption of preferred shares of $175 million and $60 million, respectively.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $2 million in Q3 2007 and $357 million on a year-to-date basis in 2007. This consisted mainly of $327 million of net proceeds from Bell Aliant’s sale of ADS on April 30, 2007.
     Cash provided by discontinued operations was $695 million in Q3 2006. This consisted mainly of net cash proceeds of $665 million from the sale of our investment in CTVglobemedia and $59 million of cash generated from CTVglobemedia’s operations. Cash provided by discontinued operations was $2,112 million on a year-to-date basis in 2006. The year-to-date amount was impacted by $849 million of net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million, CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia and BCI’s return of capital of $156 million. This was partly offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from the 2005 income tax loss monetization.

18 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CREDIT RATINGS

On September 24, 2007, following the approval of the BCE Arrangement by BCE Inc.’s shareholders, Standard & Poor’s Ratings Services (Standard & Poor’s) issued a Commentary Report stating, in part, that:
“On Sept. 24, 2007, Standard & Poor’s Ratings Services lowered its long-term corporate credit ratings on Montreal, Que.-based holding company BCE Inc. and wholly owned subsidiary Bell Canada to ‘BB-’ from ‘A-’. The ratings on both companies remain on CreditWatch with negative implications where they were placed April 17, 2007. The downgrade, an interim step, follows BCE’s Sept. 21, 2007, announcement that its shareholders have approved the company’s C$52 billion leveraged buyout (LBO). Once Standard & Poor’s has the opportunity to review the proposed capital structure, and the financial and operating strategies of the new owners, we could affirm or lower the ratings further. The ratings on C$2.8 billion in existing senior unsecured debt of BCE (C$650 million), Bell Canada (C$2.0 billion), and Bell Mobility Cellular Inc. (C$150 million) are unchanged, reflecting the sponsor’s stated intention that it currently anticipates requiring BCE, Bell Canada, and Bell Mobility to redeem redeemable debentures outstanding (maturing up to August 2010), upon close of the LBO. We are also withdrawing our ‘A-1 (Low)’ Canadian scale and ‘A-2’ global scale CP ratings on both BCE and Bell Canada; the companies have no CP outstanding at this time. In addition, the ratings on about C$4.9 billion of Bell Canada senior unsecured debentures outstanding (which we do not expect will be redeemed) were lowered to ‘BB+’ from ‘A-’, reflecting what we think is the best possible outcome based on publicly available information on the LBO. We lowered the rating on Bell Canada’s subordinated debt to ‘B’ from ‘BBB+’, reflecting its most junior position in the post-LBO debt capital structure.”
     On October 3, 2007, Moody’s Investor Services, Inc. (Moody’s) published an Analysis stating, in part, that:
“With book debt expected to increase by more than 300%, the company’s risk profile will be profoundly affected by the proposed transaction, and its rating could be adjusted by several notches. Per Moody’s event risk policy, until both a full fact set is available and there is certainty of an event occurring, a definitive ratings assessment cannot be concluded. Accordingly, Moody’s review is ongoing and will be completed in due course. In the interim, the available information does facilitate a preliminary and highly conditional assessment that can be used to illustrate key issues that will be considered. Given disclosure to date, and assuming there are no dramatic changes to the company’s business and asset portfolio, it appears that potential outcomes for BCE’s successor company’s (BCE Amalco) corporate family rating (CFR) range from B2 to Ba3. It also appears that legal entity and debt structure considerations could cause Moody’s to rate individual debt instruments as low as Caa1 and as high as Baa3.”

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2006 MD&A. For changes to our sources of liquidity, refer to the discussions under Updates to the Description of Risks – Liquidity within the Assumptions and Risks Underlying Our Forward-Looking Statements section of the BCE 2007 second quarter MD&A as updated in this MD&A.

Recent Developments in Legal Proceedings

The following are significant updates to the legal proceedings described under the section entitled Legal Proceedings we are involved in at pages 37 to 40 of the BCE 2006 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov) as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site and on SEDAR) and furnished to the SEC under Form 6-K (available on EDGAR).

Lawsuits Related to the Proposed Acquisition of BCE Inc.

BCE Inc. announced on June 30, 2007 that it entered into the Definitive Agreement for BCE Inc. to be acquired (Proposed Transaction) by the Investor Group. Under the terms of the Proposed Transaction, the Investor Group will acquire all of the common shares of BCE Inc. for an offer price of $42.75 per common share and all preferred shares (at various prices provided for in the Definitive Agreement) pursuant to the BCE Arrangement which must be approved by the Court.
     On September 26, 2007, each of Computershare Trust Company of Canada, the trustee under the 1996 Indenture, and CIBC Mellon Trust Company, the trustee under the 1976 Indenture, filed a motion asking the Court to determine whether the Proposed Transaction and the BCE Arrangement would constitute a “reorganization or reconstruction of Bell Canada or the consolidation, amalgamation or merger of Bell Canada with any other corporation” as per the terms of the 1996 Indenture and the 1976 Indenture. In the affirmative, the trustees are asking the Court to declare that the Proposed Transaction shall not be completed unless approved by Bell Canada and by the trustees as being in no way prejudicial to the interests of the debentureholders under such indentures.

 BCE INC. 2007 QUARTERLY REPORT 19

Management’s Discussion and Analysis

     On October 5, 2007, certain debentureholders allegedly representing approximately 15.3% of the senior debentures issued under the 1976 Indenture, 66.9% of the subordinated debentures issued under the 1996 Indenture and 21.6% of the medium-term debentures issued under the 1997 Indenture have, directly and/or through the trustees under these indentures, filed contestations with the Court seeking a declaration that the BCE Arrangement is unfair, oppressive, unfairly prejudicial to and/or unfairly disregards the interests of such debentureholders and are asking the Court to refuse to approve and ratify the BCE Arrangement or, alternatively, are asking the Court to order that a meeting of the holders of debentures be convened to vote as a class on the BCE Arrangement.
     On October 19, 2007, the contesting debentureholders described above filed two separate proceedings for an oppression remedy under section 241 of the Canada Business Corporations Act. In their proceeding for an oppression remedy, the contesting debentureholders under the 1997 Indenture are asking the Court to, among other things: (i) declare that the BCE Arrangement and the guarantee by Bell Canada of debt to be issued in connection with the Proposed Transaction are oppressive to the interests of the 1997 debentureholders; (ii) restrain Bell Canada from entering into the foregoing guarantee; and (iii) refuse to approve the BCE Arrangement. In their proceeding for an oppression remedy, the contesting debentureholders under the 1976 Indenture and 1996 Indenture are asking the Court to, among other things: (i) declare that BCE Inc. and Bell Canada have acted in a manner that is oppressive and unfairly prejudicial to the interests of the 1976 and 1996 debentureholders; and (ii) in the event that the Court approves the BCE Arrangement, require Bell Canada to redeem the 1976 and 1996 debentures either at their redemption price, where applicable, and otherwise at an amount equal to the net present value of the remaining cash flow, discounted at a rate equal to the yield of a Government of Canada bond with a similar maturity date, as at the time of redemption, together with unpaid interest accrued up to and including the date of payment.
     On October 10, 2007, the Court issued an order providing that all proceedings by the holders of debentures or the trustees relating to the Proposed Transaction and the BCE Arrangement will be heard by the Court, sitting in the District of Montréal, during the week of December 3, 2007 at which time all evidence will be presented to the Court, with final legal arguments to be heard during the week of January 8, 2008. The Court has indicated to the parties that it expects to be able to render a decision regarding all proceedings before the end of January 2008. No other party has contested the final approval of the BCE Arrangement by the Court.
     BCE Inc. is of the view that the bases on which these holders of debentures of Bell Canada contest the Proposed Transaction and the BCE Arrangement are without merit and will take all necessary steps to vigorously defend its position to the fullest extent possible. BCE Inc. is also asserting that the holders of debentures of Bell Canada and the trustees under the Bell Canada indentures do not have standing to contest the granting of the Final Order by the Court in respect of the BCE Arrangement.

Lawsuits Related to Bell Canada

Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2006 AIF, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, on August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) against wireless communications service providers, including Bell Mobility Inc. (Bell Mobility) and Aliant Telecom, by certain alleged customers. The statement of claim alleges, amongst other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers.
     On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgement on the motion for certification, refusing to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification at that time on the basis that there was no appropriate representative plaintiff and no proper litigation plan. The Court gave the plaintiff leave to return to the Court on June 18 and 19, 2007 for the re-hearing of the certification application. On June 18 and 19, 2007 the certification application was heard.
     On September 17, 2007, the Court rendered its decision and granted certification. It found that one of the proposed representative plaintiffs would be an adequate representative class for the class of both Saskatchewan resident and non-resident class members. The Court also found that the proposed litigation plan was an acceptable and workable plan. The Court has certified the group as a national class. All cell phone subscribers in the province of Saskatchewan are automatically in the class unless they decide to opt-out. All non-residents of Saskatchewan must opt-in the class action in order to participate. Bell Mobility has sought leave to appeal the decision granting certification.

20 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Purported Class Action Concerning Bell Mobility Billing System

As discussed in more detail in the BCE 2006 AIF, as subsequently updated in the BCE 2007 Second Quarter MD&A, on October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform. The motion seeking certification to proceed as a class action in Québec was heard on May 23 and 24, 2007 and on July 20, 2007 the Québec Superior Court dismissed the motion. On August 16, 2007, petitioner filed a notice of appeal. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Purported Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

As discussed in more detail in the BCE 2006 AIF, as subsequently updated in the BCE 2007 Second Quarter MD&A, on June 27, 2006, a motion to obtain the authorization to institute a class action for all Canadian customers was filed against Bell Canada and Bell Mobility in the Québec City District of the Superior Court in respect of late payment charges. The lawsuit has not yet been authorized as a class action. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion by which plaintiff now intends to act only for customers in the province of Québec. The motion was heard on October 29 and 30, 2007 and judgement has been reserved.

Lawsuits Related to Teleglobe

BNP Paribas (Canada) Lawsuit

As discussed in more detail in the BCE 2006 AIF, on September 15, 2005 the defendants filed a motion challenging the Ontario Superior Court’s jurisdiction on the basis that Québec is the only convenient forum for the adjudication of the plaintiff’s claims. The Ontario Superior Court dismissed the motion on August 16, 2006. An appeal was filed by the defendants and on August 7, 2007, the Ontario Court of Appeal dismissed the appeal.

Please see the section entitled Legal Proceedings we are involved in of the BCE 2006 AIF, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

Updates to Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2006 MD&A under the section entitled Regulatory Environment at pages 41 to 47 of the Bell Canada Enterprises 2006 Annual Report (BCE  2006 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A also filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site and on SEDAR) and furnished to the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Regulatory Environment of the BCE 2006 MD&A.

POLICY DIRECTION

In December 2006, the federal Cabinet issued to the CRTC a Policy Direction which called on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”. On July 11, 2007, the CRTC issued Telecom Decision 2007-51, where the CRTC prioritized the order in which existing regulations should be reviewed for compliance with the Policy Direction. The CRTC ranked its measures for review into three categories. The highest priority measures are to be reviewed by March 31, 2008. The second round will be completed the following year and the final round, the year thereafter.

 BCE INC. 2007 QUARTERLY REPORT 21

Management’s Discussion and Analysis

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

Bell Canada’s accumulated deferral account balance at September 30, 2007 is estimated to be $487.9 million, with an estimated future annualized commitment of $17.5 million. The amounts do not take into account the potential outcome related to the application filed by Bell Canada and Bell Aliant on August 20, 2007 seeking recovery of the net incremental operating costs associated with the implementation of certain Expanded Local Calling Areas from Bell Canada’s deferral account. The outcome of this application could reduce both Bell Canada’s accumulated deferral account balance as well as its future annualized commitment.
     In addition, on October 5, 2007, in follow-up to Decision 2007-50, Bell Canada and Bell Aliant filed their proposed time frame and other information related to the expansion of broadband to the 18 communities approved in Decision 2007-50-1.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

In a series of Orders issued on January 25, 2007, the CRTC modified the rates charged by Bell Canada, Bell Aliant and other incumbent carriers for existing wholesale Ethernet and wholesale high-speed Internet services. It also directed incumbent carriers to provide wholesale Ethernet access service, stand alone wholesale Ethernet transport service and wholesale high-speed Internet access services to competitors. On February 16, 2007, Bell Canada and Bell Aliant filed an application with the CRTC to review, vary and rescind these Orders, and to consider these matters as part of the broader comprehensive review of wholesale services in Public Notice 2006-14. On August 31, 2007, the CRTC issued Telecom Decision 2007-77 and rescinded the key directives in the Orders for further reconsideration once it issues its determinations in the proceeding initiated by Public Notice 2006-14.

FORBEARANCE FROM REGULATION OF LOCAL EXCHANGE SERVICES

In April and May 2007, Bell Canada applied for residential and business local exchange service forbearance under the new regulatory framework. In August and September 2007, the CRTC approved Bell Canada’s local residential service forbearance applications in 193 geographic areas and denied Bell Canada’s applications in 56 geographic areas. The approved areas represent approximately 90% of Bell Canada’s residential access lines in Ontario and Québec.
     On August 17, 2007, the CRTC issued Telecom Public Notice 2007-14 in order to examine whether certain business local exchange services, specifically Centrex and Enhanced Exchange Wide Dial services, should be subject to a different local forbearance framework than other business local exchange services. A CRTC decision on this matter is not expected until the first quarter of 2008. On September 13, 2007, the CRTC approved Bell Canada’s local business service forbearance applications, excluding the services noted above, in 59 geographic areas and denied Bell Canada’s applications in 123 geographic areas. The approved areas and services represent approximately 40% of Bell Canada’s business access lines in Ontario and Québec.
     On August 10, 2007, the CRTC approved Bell Aliant’s local business service forbearance applications, excluding the services noted above, in 18 geographic areas in New Brunswick, Nova Scotia, Newfoundland and Labrador, and Prince Edward Island. In September and October 2007, the CRTC approved Bell Aliant’s local residential service forbearance applications in 5 geographic areas in Québec and Bell Aliant’s local business service forbearance application, excluding the services noted above, in one geographic area in Québec.

WINBACK RULES

On April 4, 2007, the Minister of Industry issued a variance of Telecom Decision 2006-15 which, among other things, eliminated the winback and promotional restrictions for local exchange services in regulated and deregulated areas. On October 5, 2007, the CRTC rescinded the winback rule which prevented the incumbent telephone companies from attempting to winback retail high-speed Internet customers who change their service to competitors who use Bell Canada’s underlying wholesale high-speed services.

WIRELESS NUMBER PORTABILITY

In an application dated May 12, 2006, Bell Canada requested that it be allowed to recover wireline costs related to the implementation of wireless number portability through a draw down from Bell Canada’s deferral account. On September 14, 2007, the CRTC issued Telecom Decision 2007-88 wherein it approved the use of an exogenous adjustment under the price cap framework of approximately $9 million per year over a six-year period to allow Bell Canada to recover these costs.

22 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

APPLICATION TO CHANGE BUNDLING RULES

The CRTC previously required any customer-specific arrangements (CSAs) involving both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it could be provided to customers. On August 17, 2007, the CRTC accepted Bell Canada’s proposal and exempted Mixed CSAs from the bundling rules and associated tariff requirements if total revenue from a given CSA is higher than the price of the tariffed components of that CSA. However, the elimination of the Mixed CSA rules does not alter Bell Canada’s obligation to provide stand-alone tariffed services in accordance with the approved tariffs, regardless of whether such services are provided within a Mixed CSA.
     On July 11, 2007, the CRTC initiated Public Notice 2007-12, a proceeding to consider the appropriateness of removing the rules that apply to bundles of tariffed and non-tariffed services offered on a general tariff basis (Mixed General Tariff Bundles). Bell Canada proposed that the Mixed General Tariff Bundles receive the same flexibility that the CRTC granted to Mixed CSAs. A decision in this proceeding is scheduled to be issued in early 2008. Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the Mixed General Tariff Bundle proposal is not approved.

Assumptions and Risks Underlying Our Forward-Looking Statements

This section describes assumptions made by us in preparing forward-looking statements and risks that could affect our business and results.

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

Forward-looking statements made in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A, the BCE 2007 Second Quarter MD&A and this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in the BCE 2007 First Quarter MD&A, the BCE 2007 Second Quarter MD&A or in this MD&A, we believe are still reasonable as at the date of this MD&A and have not materially changed. In the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, we outlined the principal assumptions that we made in the preparation of forward-looking statements contained therein. These assumptions included:

  assumptions about the Canadian economy related to GDP growth, decrease in the Consumer Price Index from its 2006 year-end level and increase in the Canadian business prime rate from its 2006 year-end level market assumptions related to: (i) revenue growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential wireline voice services revenues, (iii) the intense wireline competition in both the business and residential telecommunications markets, and (iv) the growth in revenues for the Canadian wireless, video and Internet markets operational and financial assumptions related to:

  (i) growth in wireless and high-speed Internet subscribers and no growth to moderate growth in the number of our video subscribers as well as higher ARPU for all of these services, (ii) stabilization of the continued decrease in our residential network access services, (iii) restructuring costs, (iv) amortization expense, (v) effective tax rate, (vi) total net benefit plans cost, (vii) funding of our net benefit plans, (viii) Bell Canada’s capital intensity, and (ix) productivity improvements assumptions about transactions related to:

  (i) BCE  Inc.’s plans to repurchase up to 5% of its common shares, which repurchases were suspended pending completion of BCE Inc.’s strategic alternatives review process and continue to remain suspended despite the completion of such review process and the announcement that BCE Inc. entered into the Definitive Agreement; (ii) the closing of the previously announced sale of Telesat in the third quarter of 2007, and (iii) the closing of the previously announced acquisition of BCE Inc. by the Investor Group as contemplated by the Definitive Agreement.

Please see the section entitled Assumptions Made In the Preparation of Forward-Looking Statements in the BCE 2006 MD&A at pages 47 and 48 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, for a more complete description of the above-mentioned assumptions.

UPDATES TO THE DESCRIPTION OF ASSUMPTIONS

The following are significant updates to the description of assumptions contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A. For ease of reference, the updates to the description of assumptions below have been presented under the same headings as in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A.

 BCE INC. 2007 QUARTERLY REPORT 23

Management’s Discussion and Analysis

Assumptions about Transactions

On December 18, 2006, BCE Inc. announced the sale of its satellite services subsidiary Telesat. The sale of Telesat closed on October 31, 2007 and BCE Inc. realized net cash proceeds of approximately $3.2 billion from the all cash transaction.
     On June 30, 2007, BCE Inc. announced that it had entered into the Definitive Agreement for BCE Inc. to be acquired by the Investor Group. On September 21, 2007, holders of BCE Inc. common and preferred shares voting as a single class approved by more than 97% of the votes cast the BCE Arrangement. On the same date, BCE Inc. was informed by the Canadian Competition Bureau that its review of the Proposed Transaction had been completed favourably. In addition, on August 14, 2007, BCE Inc. received anti-trust clearance from the Federal Trade Commission in the United States. Following receipt of these approvals, the completion of the Proposed Transaction is now subject to a number of terms and conditions, including, without limitations: (i) approval of the CRTC, Industry Canada and other applicable governmental authorities; (ii) necessary court approval; and (iii) certain termination rights available to the parties under the Definitive Agreement. There can be no assurance that these approvals will be obtained, the other conditions to the Proposed Transaction will be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement will not exercise their termination rights. In such cases the Proposed Transaction could be modified, restructured or terminated, as applicable. Failure to complete the Proposed Transaction could have a material adverse impact on the market price of BCE Inc.’s shares. In addition, depending on the circumstances in which the Proposed Transaction is not completed, BCE Inc. could have to pay to the Investor Group significant fees and costs, in addition to its own costs incurred in connection with such activities completed to date.
     Certain of Bell Canada’s debentureholders have recently instituted legal proceedings seeking in particular to prevent the BCE Arrangement and Proposed Transaction from becoming effective. See Recent Developments in Legal Proceedings – Lawsuits Related to the Proposed Acquisition of BCE Inc. for more information concerning such legal proceedings.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, included risks associated with:

  the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results the increase in wireless competitive activity that could result from Industry Canada’s consultation concerning the possible licensing of additional wireless spectrum the adverse impact on our business of wireless number portability general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks

24 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

  health concerns about radio frequency emissions

  potential legislation restricting in-vehicle use of cell phones the availability and cost of capital required to implement our business plan and fund capital and other expenditures the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively increased pension fund contributions

  the impact of Bell Aliant’s performance and the tax treatment of income trusts on Bell Aliant’s ability to make cash distributions to its unitholders the potential for licences on which we rely to provide services to be revoked or not renewed when they expire launch and in-orbit risks concerning satellites used by Bell ExpressVu to provide services.

Please see the section entitled Risks That Could Affect Our Business and Results in the BCE 2006 MD&A at pages 48 to 55 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, and the sections entitled Competitive Environment and Regulatory Environment in the BCE 2006 MD&A, at pages 39 to 47 of the BCE 2006 Annual Report, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A, for a more complete description of the above-mentioned risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A, as subsequently updated in the BCE 2007 First Quarter MD&A and the BCE 2007 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A.

Renegotiating Labour Agreements

The collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada representing approximately 5,131 craft and services employees will expire on November 30, 2007. Negotiations between the CEP and Bell Canada started on October 10, 2007.
     On September 28, 2007, the Canadian Telecommunications Employees’ Association (CTEA) informed Bell Canada of a possible merger between the CTEA and the CEP. The CTEA membership vote on the proposed merger started on October 3, 2007 and ended on October 12, 2007. On October 15, 2007, it was announced that the CTEA members approved the merger with the CEP. The CEP will become the successor union to the CTEA for all of its certifications in Bell Canada, Bell Aliant, Bell ICT Solutions and Télébec. The certifications, collective agreements and working conditions will remain unchanged.

Bell ExpressVu

Bell ExpressVu currently uses four satellites – Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-iR, which entered into service on May 1, 2007, in replacement of Nimiq 4-Interim. Telesat, a former subsidiary of BCE Inc., operates or directs the operation of these satellites.

Liquidity

Following the approval of the BCE Arrangement by BCE Inc.’s shareholders, Standard & Poor’s lowered its long-term corporate credit ratings of BCE Inc. and Bell Canada as well as the ratings on certain of Bell Canada’s senior debentures and on Bell Canada’s subordinated debentures, and Moody’s provided its preliminary and conditional views with respect to potential rating outcomes (refer to Financial and Capital Management – Credit Ratings for more details). The potential material and adverse effect on our liquidity of the developments described in the BCE 2007 Second Quarter MD&A under Assumptions and Risks Underlying Our Forward-Looking Statements – Updates to the Description of Risks – Liquidity, and of the actions recently taken by Standard & Poor’s and Moody’s following approval of the BCE Arrangement by BCE Inc.’s shareholders, was mitigated by the completion on October 31, 2007 of the sale of Telesat pursuant to which BCE Inc. realized net cash proceeds of approximately $3.2 billion.

 BCE INC. 2007 QUARTERLY REPORT 25

Management’s Discussion and Analysis

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2006 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2006 MD&A, except as noted below.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, book, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the balance sheets. Details of the transition adjustments are presented in the statements of deficit and in Note 12, Accumulated Other Comprehensive Income (Loss). The resulting changes in our accounting policies are described in the following paragraphs.

Available-for-sale financial assets

We generally designate our investments in securities as available-for-sale. They are classified in our balance sheets as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as at the date of the balance sheets, and the corresponding unrealized gains and losses are recorded in our statements of comprehensive income.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

Fair value hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and the related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship which is recognized immediately in income.

Cash flow hedges

Our cash flow hedges primarily consist of cross-currency swaps and forward foreign exchange contracts used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same periods the corresponding hedged items are recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive Income

Our statements of comprehensive income include unrealized gains and losses on available-for-sale financial assets, changes in the fair value of derivative instruments designated as cash flow hedges and foreign currency translation gains and losses on net investments in self-sustaining foreign operations.

26 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, and restructuring and other items.

The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis.

BCE	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Operating income	897	799	2,712	2,547
Amortization expense	814	787	2,408	2,332
Restructuring and other items	78	126	186	264

EBITDA	1,789	1,712	5,306	5,143

BELL	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Operating income	679	616	2,071	1,958
Amortization expense	650	630	1,924	1,848
Restructuring and other items	57	89	168	209

EBITDA	1,386	1,335	4,163	4,015

 BCE INC. 2007 QUARTERLY REPORT 27

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS

The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

BCE	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Operating income	897	799	2,712	2,547
Restructuring and other items	78	126	186	264

Operating income before restructuring and other items	975	925	2,898	2,811

BELL	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Operating income	679	616	2,071	1,958
Restructuring and other items	57	89	168	209

Operating income before restructuring and other items	736	705	2,239	2,167

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT

The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

		Q3 2007		Q3 2006		YTD 2007		YTD 2006

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	406	0.50	285	0.36	1,572	1.95	1,238	1.41
Restructuring and other items(1)	43	0.05	71	0.09	114	0.14	156	0.18
Net (gains) losses on investments	(7)	(0.01)	3	–	(379)	(0.47)	(113)	(0.13)
Other costs incurred to form Bell Aliant(2)	–	–	28	0.03	–	–	42	0.05

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	442	0.54	387	0.48	1,307	1.62	1,323	1.51

(1) Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In Q3 2006, we incurred $95 million ($51 million after tax and non-controlling interest) of transaction costs, and $138 million ($77 million after tax and non-controlling interest) in the first nine months of 2006.
(2) Includes premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In Q3 2006, we incurred $82 million ($28 million after tax and non-controlling interest) and $122 million ($42 million after tax and non-controlling interest) in the first nine months of 2006.

28 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q3 2007	Q3 2006	YTD 2007	YTD 2006

Cash flows from operating activities	1,603	1,596	3,984	3,846
Capital expenditures	(765)	(760)	(2,232)	(2,198)
Total dividends paid	(421)	(390)	(1,259)	(1,148)
Other investing activities	4	(4)	5	(15)

Free cash flow	421	442	498	485

 BCE INC. 2007 QUARTERLY REPORT 29

Consolidated Statements of Operations

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2007	2006	2007	2006

Operating revenues		4,494	4,407	13,317	13,124

Operating expenses		(2,705)	(2,695)	(8,011)	(7,981)
Amortization expense	3	(814)	(787)	(2,408)	(2,332)
Restructuring and other items	3,5	(78)	(126)	(186)	(264)

Total operating expenses		(3,597)	(3,608)	(10,605)	(10,577)

Operating income		897	799	2,712	2,547
Other (expense) income	6	(5)	(114)	107	(159)
Interest expense		(213)	(244)	(648)	(703)

Pre-tax earnings from continuing operations		679	441	2,171	1,685
Income taxes	7	(153)	(81)	(374)	(403)
Non-controlling interest		(84)	(38)	(267)	(116)

Earnings from continuing operations		442	322	1,530	1,166
Discontinued operations	8	(2)	(20)	139	124

Net earnings		440	302	1,669	1,290
Dividends on preferred shares		(34)	(17)	(97)	(52)

Net earnings applicable to common shares		406	285	1,572	1,238

Net earnings per common share – basic
Continuing operations		0.51	0.38	1.78	1.27
Discontinued operations		(0.01)	(0.02)	0.17	0.14
Net earnings		0.50	0.36	1.95	1.41
Net earnings per common share – diluted
Continuing operations		0.51	0.38	1.78	1.27
Discontinued operations		(0.01)	(0.02)	0.17	0.14
Net earnings		0.50	0.36	1.95	1.41
Dividends per common share		0.365	0.33	1.095	0.99
Average number of common shares outstanding – basic (millions)		804.9	818.8	804.7	878.2

30 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Net earnings		440	302	1,669	1,290
Other comprehensive (loss) income – net of income taxes
Net change in unrealized (losses) gains on available-for-sale financial assets	1,12	(74)	–	202	–
Net change in losses on derivatives designated as cash flow hedges	1,12	(11)	–	(15)	–
Net change in unrealized gains on currency translation adjustment (CTA)	1,12	1	1	3	71

Other comprehensive (loss) income		(84)	1	190	71

Comprehensive income		356	303	1,859	1,361

Consolidated Statements of Deficit

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Balance at beginning of period		(3,853)	(4,706)	(4,343)	(4,763)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		–	–	4	–
Net earnings		440	302	1,669	1,290
Dividends declared on preferred shares		(34)	(17)	(97)	(52)
Dividends declared on common shares		(294)	(268)	(879)	(864)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	10	–	(36)	(95)	(336)
Other		1	(1)	1	(1)

Balance at end of period		(3,740)	(4,726)	(3,740)	(4,726)

 BCE INC. 2007 QUARTERLY REPORT 31

Consolidated Balance Sheets

		SEPTEMBER 30	DECEMBER 31
(in $ millions) (unaudited)	NOTE	2007	2006

ASSETS

Current assets
Cash and cash equivalents		259	569
Accounts receivable		1,955	1,864
Other current assets		1,061	1,226
Current assets of discontinued operations	8	–	25

Total current assets		3,275	3,684
Capital assets		22,048	22,079
Other long-term assets		3,484	3,030
Indefinite-life intangible assets		2,913	2,902
Goodwill	3,9	6,000	5,475
Non-current assets of discontinued operations	8	–	1

Total assets		37,720	37,171

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,393	3,234
Interest payable		187	165
Dividends payable		338	315
Debt due within one year		1,718	986
Current liabilities of discontinued operations	8	–	2

Total current liabilities		5,636	4,702
Long-term debt		10,600	11,781
Other long-term liabilities		5,069	5,139
Non-current liabilities of discontinued operations	8	–	2

Total liabilities		21,305	21,624

Non-controlling interest	9,10	1,127	2,180

SHAREHOLDERS’ EQUITY

Preferred shares	10	2,770	1,670

Common shareholders’ equity
Common shares	10	13,531	13,487
Contributed surplus	10	2,534	2,555
Accumulated other comprehensive income (loss)	1,12	193	(2)
Deficit		(3,740)	(4,343)

Total common shareholders’ equity		12,518	11,697

Total shareholders’ equity		15,288	13,367

Total liabilities and shareholders’ equity		37,720	37,171

32 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2007	2006	2007	2006

Cash flows from operating activities
Earnings from continuing operations		442	322	1,530	1,166
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3	814	787	2,408	2,332
Net benefit plans cost	4	97	118	297	388
Restructuring and other items	3,5	78	126	186	264
Net gains on investments	6	(6)	(8)	(125)	(10)
Future income taxes		214	43	213	346
Non-controlling interest		84	38	267	116
Contributions to employee pension plans	4	(42)	(49)	(229)	(121)
Other employee future benefit plan payments	4	(23)	(24)	(71)	(72)
Payments of restructuring and other items		(20)	(124)	(91)	(194)
Operating assets and liabilities		(35)	367	(401)	(369)

Cash flows from operating activities		1,603	1,596	3,984	3,846

Cash flows used in investing activities
Capital expenditures		(765)	(760)	(2,232)	(2,198)
Business acquisitions		(14)	(27)	(163)	(66)
Bell Aliant Regional Communications Income Fund (Bell Aliant)		–	(152)	(7)	(225)
Going-private costs	5	(36)	–	(36)	–
Increase in investments		(5)	(161)	(21)	(280)
Decrease in investments		50	–	63	64
Other investing activities		4	(4)	5	(15)

Cash flows used in investing activities		(766)	(1,104)	(2,391)	(2,720)

Cash flows (used in) from financing activities
(Decrease) increase in notes payable and bank advances		(345)	80	478	245
Issue of long-term debt		16	3,419	1,071	3,717
Repayment of long-term debt		(89)	(1,925)	(2,101)	(2,751)
Issue of common shares		16	17	148	19
Repurchase of common shares	10	–	(114)	(227)	(1,108)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	13
Redemption of equity securities by subsidiaries from non-controlling interest		(117)	–	(329)	(255)
Cash dividends paid on common shares		(293)	(294)	(853)	(901)
Cash dividends paid on preferred shares		(34)	(21)	(90)	(62)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(94)	(75)	(316)	(185)
Other financing activities		(5)	(93)	(53)	(122)

Cash flows (used in) from financing activities		(945)	994	(2,272)	(1,390)

Cash (used in) provided by continuing operations		(108)	1,486	(679)	(264)
Cash provided by discontinued operations	8	2	695	357	2,112

Net (decrease) increase in cash and cash equivalents		(106)	2,181	(322)	1,848
Cash and cash equivalents at beginning of period		365	112	581	445

Cash and cash equivalents at end of period		259	2,293	259	2,293

Consists of:
Cash and cash equivalents of continuing operations		259	2,284	259	2,284
Cash and cash equivalents of discontinued operations	8	–	9	–	9

Total		259	2,293	259	2,293

 BCE INC. 2007 QUARTERLY REPORT 33

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE  Inc.’s annual consolidated financial statements for the year ended December 31, 2006, on pages 64 to 105 of BCE Inc.’s 2006 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2006, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect the sale of Aliant Directory Services (ADS) which is shown as discontinued operations.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued Section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the balance sheets. Details of the transition adjustments are presented in the statements of deficit and in Note 12, Accumulated Other Comprehensive Income (Loss). The resulting changes in our accounting policies are described in the following paragraphs.

Available-for-sale financial assets

We generally designate our investments in securities as available-for-sale. They are classified in our balance sheets as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as at the date of the balance sheets, and the corresponding unrealized gains and losses are recorded in our statements of comprehensive income.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

Fair value hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and the related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship which is recognized immediately in income.

34 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies (continued)

Cash flow hedges

Our cash flow hedges primarily consist of cross-currency swaps and forward foreign exchange contracts used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same periods the corresponding hedged items are recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive Income

Our statements of comprehensive income include unrealized gains and losses on available-for-sale financial assets, changes in the fair value of derivative instruments designated as cash flow hedges and foreign currency translation gains and losses on net investments in self-sustaining foreign operations.

Note 2. Going-Private Transaction

On June 29, 2007, BCE Inc. entered into a definitive agreement to be acquired by an investor group (the purchaser) led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. The transaction will be completed through a plan of arrangement (the Arrangement).
     On September 21, 2007, BCE Inc. announced that its shareholders approved the Arrangement which involves the acquisition by the purchaser of all outstanding common shares of BCE Inc. at a price of $42.75 per share and all outstanding preferred shares of BCE Inc. at prices ranging from $25.25 to $25.87, depending on the series. Financing for the transaction has been committed fully through a syndicate of banks acting on behalf of the purchaser. The closing of the transaction is subject to customary approvals, including Canadian Radio-television and Telecommunications Commission approval for the transfer of our broadcasting licences, Industry Canada approval with respect to the transfer of our spectrum licences, and court approval of the Arrangement. Certain institutional holders of Bell Canada debentures are contesting the Arrangement. The transaction is expected to close in the first quarter of 2008.

Note 3. Segmented Information

In the first quarter of 2007, our management structure changed and as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods for the new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, data, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat Canada (Telesat) provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide.

 BCE INC. 2007 QUARTERLY REPORT 35

Notes to Consolidated Financial Statements

Note 3. Segmented Information (continued)

EARNINGS

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2007	2006	2007	2006

Operating revenues

Bell Wireline	External customers	2,594	2,604	7,804	7,890
	Inter-segment	47	42	129	128

		2,641	2,646	7,933	8,018

Bell Wireless	External customers	1,061	983	2,998	2,780
	Inter-segment	11	10	32	31

		1,072	993	3,030	2,811

Inter-segment eliminations – Bell		(12)	(11)	(35)	(38)

Bell		3,701	3,628	10,928	10,791

Bell Aliant	External customers	741	742	2,231	2,207
	Inter-segment	97	83	284	256

		838	825	2,515	2,463

Telesat	External customers	98	78	284	247
	Inter-segment	32	35	129	104

		130	113	413	351

Inter-segment eliminations – BCE		(175)	(159)	(539)	(481)

Total operating revenues		4,494	4,407	13,317	13,124

Operating income

Bell Wireline		340	340	1,146	1,225
Bell Wireless		339	276	925	733

Bell		679	616	2,071	1,958
Bell Aliant		178	162	538	504
Telesat		47	32	145	110

Inter-segment eliminations		(7)	(11)	(42)	(25)

Total operating income		897	799	2,712	2,547
Other (expense) income		(5)	(114)	107	(159)
Interest expense		(213)	(244)	(648)	(703)
Income taxes		(153)	(81)	(374)	(403)
Non-controlling interest		(84)	(38)	(267)	(116)

Earnings from continuing operations		442	322	1,530	1,166

ASSETS

	SEPTEMBER 30,	DECEMBER 31,
	2007	2006

Bell Wireline	24,653	24,496
Bell Wireless	5,229	5,304

Bell	29,882	29,800
Bell Aliant	6,419	6,022
Telesat	1,960	1,845

Inter-segment eliminations	(541)	(496)

Total assets	37,720	37,171

36 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3. Segmented Information (continued)

GOODWILL

	SEPTEMBER 30,	DECEMBER 31,
	2007	2006

Bell Wireline	3,449	3,429
Bell Wireless	1,248	1,248

Bell	4,697	4,677
Bell Aliant	1,206	700
Telesat	97	98

Total goodwill	6,000	5,475

CAPITAL EXPENDITURES

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Bell Wireline	(485)	(452)	(1,348)	(1,322)
Bell Wireless	(90)	(133)	(307)	(317)

Bell	(575)	(585)	(1,655)	(1,639)
Bell Aliant	(140)	(131)	(399)	(386)
Telesat	(50)	(44)	(178)	(173)

Total capital expenditures	(765)	(760)	(2,232)	(2,198)

AMORTIZATION EXPENSE

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Bell Wireline	(541)	(525)	(1,595)	(1,522)
Bell Wireless	(109)	(105)	(329)	(326)

Bell	(650)	(630)	(1,924)	(1,848)
Bell Aliant	(144)	(141)	(428)	(438)
Telesat	(32)	(29)	(94)	(90)
Inter-segment eliminations	12	13	38	44

Total amortization expense	(814)	(787)	(2,408)	(2,332)

RESTRUCTURING AND OTHER ITEMS

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Bell Wireline	(56)	(87)	(167)	(206)
Bell Wireless	(1)	(2)	(1)	(3)

Bell	(57)	(89)	(168)	(209)
Bell Aliant	(21)	(37)	(18)	(55)

Total restructuring and other items	(78)	(126)	(186)	(264)

 BCE INC. 2007 QUARTERLY REPORT 37

Notes to Consolidated Financial Statements

Note 4. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) and defined contribution (DC) plans.

NET BENEFIT PLANS COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Pension benefits:
DB plans cost	(61)	(70)	(186)	(241)
DC plans cost	(10)	(7)	(30)	(21)
Other future benefits cost	(26)	(41)	(81)	(126)

Net benefit plans cost(1)	(97)	(118)	(297)	(388)

(1) Net benefit plans cost is included as part of operating expenses in the statements of operations.

DB PLANS COST

		THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006	2007	2006	2007	2006

Current service cost	(71)	(65)	(2)	(7)	(213)	(206)	(8)	(22)
Interest cost on accrued benefit obligation	(215)	(216)	(24)	(28)	(645)	(634)	(73)	(83)
Expected return on plan assets	258	249	3	3	772	738	9	9
Amortization of past service costs	(3)	(3)	6	1	(9)	(8)	16	4
Amortization of net actuarial losses	(30)	(34)	(10)	(4)	(91)	(127)	(28)	(16)
Amortization of transitional asset (obligation)	2	2	1	(6)	5	5	3	(18)
Increase in valuation allowance	(2)	(3)	–	–	(5)	(9)	–	–

DB plans cost	(61)	(70)	(26)	(41)	(186)	(241)	(81)	(126)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

		THREE MONTHS				NINE MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006	2007	2006	2007	2006

Bell Aliant	(27)	(29)	(2)	(1)	(72)	(85)	(6)	(5)
Bell Canada	(15)	(20)	(21)	(23)	(157)	(36)	(64)	(67)
Telesat	–	–	–	–	–	–	(1)	–

Total	(42)	(49)	(23)	(24)	(229)	(121)	(71)	(72)

Comprised of:
Contributions to DB plans	(34)	(38)	(23)	(24)	(204)	(106)	(71)	(72)
Contributions to DC plans	(8)	(11)	–	–	(25)	(15)	–	–

38 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5. Restructuring and Other Items

The following tables provide a summary of the costs recognized for the three months and nine months ended September 30, 2007.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Restructuring	(26)	(11)	(76)	(85)
Real estate	(5)	(20)	(24)	(44)

Total restructuring costs	(31)	(31)	(100)	(129)
Other charges	(47)	(95)	(86)	(135)

Restructuring and other items	(78)	(126)	(186)	(264)

The liability for restructuring costs at September 30, 2007 is as follows.

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2006	85	4	89
2007 restructuring costs(1)	25	22	47
Real estate	24	–	24
Less:
Cash payments	(58)	(3)	(61)

Balance in accounts payable and accrued liabilities at September 30, 2007	76	23	99

(1) Excludes amounts related to net benefit plans cost ($29 million).

RESTRUCTURING COSTS

Restructuring costs of $31 million in the third quarter of 2007 and $100 million on a year-to-date basis in 2007 consist mainly of:

  charges at Bell Canada of $5 million in the third quarter of 2007 and $28 million on a year-to-date basis in 2007 related to restructuring initiatives for the involuntary departure of approximately 110 employees in the third quarter and 480 employees on a year-to-date basis charges at Bell Canada of $26 million on a year-to-date basis in 2007 related to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 receive immediate pension and post-employment benefits, and 190 of those also receive an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.

  charges at Bell Aliant of $21 million in the third quarter of 2007 and $22 million on a year-to-date basis in 2007 related mainly to a restructuring program to better align the corporate structure to the company’s strategic and productivity initiatives charges at Bell Canada of $5 million in the third quarter of 2007 and $24 million on a year-to-date basis in 2007 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007, bringing our cumulative expense since 2004 to $152 million. We expect to spend approximately $12 million to relocate employees and close real estate facilities no longer needed as a result of our 2005 to 2007 restructuring initiatives, which amounts will be expensed as incurred.

In addition, as part of our plan to relocate employees to campus environments in Calgary, Toronto and Montréal, to be complete by 2009, we expect to spend approximately $25 million for relocation costs, $20 million for lease buyout costs and $80 million for lease vacancy costs beginning in 2008 and extending to 2024.
     Restructuring costs of $31 million in the third quarter of 2006 and $129 million on a year-to-date basis in 2006 consist mainly of:

  charges at Bell Canada of $10 million in the third quarter of 2006 and $75 million on a year-to-date basis in 2006 related to restructuring initiatives for the involuntary departure of approximately 200 employees in the third quarter and 1,400 employees on a year-to-date basis charges at Bell Aliant of $1 million in the third quarter and $10 million on a year-to-date basis in 2006 related to restructuring initiatives charges at Bell Canada of $20 million in the third quarter and $44 million on a year-to-date basis in 2006 to relocate employees and close real estate facilities that are no longer needed because of the reduction in the workforce as a result of our 2004 to 2006 restructuring initiatives.

 BCE INC. 2007 QUARTERLY REPORT 39

Notes to Consolidated Financial Statements

Note 5. Restructuring and Other Items (continued)

OTHER CHARGES

We recorded other charges of $47 million in the third quarter of 2007 and $86 million on a year-to-date basis in 2007 related primarily to transaction costs associated with the review of strategic alternatives (see Note 2, Going-Private Transaction), as well as employee retention costs (see Note 11, Stock-Based Compensation Plans). These transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total other charges, $40 million was paid in the third quarter of 2007 and $47 million on a year-to-date basis in 2007. We expect to incur additional costs to complete the privatization transaction through to the closing.
     We recorded other charges of $95 million in the third quarter of 2006 and $135 million on a year-to-date basis in 2006 related primarily to transaction costs associated with the formation of Bell Aliant. Of the total transaction costs, $60 million was paid in the third quarter of 2006 and $103 million was paid on a year-to-date basis in 2006, which are reflected as cash flows used in investing activities in the statements of cash flows. These transaction costs relate mainly to financial advisory, professional and consulting fees.

Note 6. Other (Expense) Income

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Net gains on investments	6	8	125	10
Interest income	7	13	20	33
Securitization losses	(16)	(15)	(46)	(42)
Premium on redemption of Bell Aliant debt	–	(108)	–	(148)
Other	(2)	(12)	8	(12)

Other (expense) income	(5)	(114)	107	(159)

NET GAINS ON INVESTMENTS

Net gains on investments of $125 million on a year-to-date basis in 2007 resulted from:

  a $92 million dilution gain from the Bell Nordiq Income Fund privatization in the first quarter of 2007 other net gains on investments of $33 million.

PREMIUM ON REDEMPTION OF BELL ALIANT DEBT

On June 30, 2006, as part of the formation of Bell Aliant, Bell Aliant incurred a charge of $40 million on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V.
     In the third quarter of 2006, Bell Aliant recorded a $108 million charge for premium costs on early redemption of Bell Aliant debt. Included in the total charge for the quarter is a premium cost of $82 million incurred on July 4, 2006, at which date Bell Aliant redeemed all of its outstanding 8.30% Debentures, Series 2, 9.70% Debentures, Series 4, 9.05% Debentures, Series 5, 10.6% First Mortgage Bonds, Series T, 11.15% First Mortgage Bonds, Series U, 9.77% First Mortgage Bonds, Series V, and 8.76% First Mortgage Bonds, Series W as a result of the formation of Bell Aliant.
     Of the $122 million premium costs incurred and paid in the first nine months of 2006, as part of the formation of Bell Aliant, $92 million was paid in the third quarter of 2006.

Note 7. Income Taxes

During the second quarter of 2007, we reached a settlement with the Canada Revenue Agency on an uncertain tax position in connection with the sale of an investment in a prior year. This resulted in the reversal of a tax liability.

40 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8. Discontinued Operations

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006 (1)	2007	2006	(1)

ADS	–	2	114	8
Bell Canada International Inc. (BCI)	–	–	25	52
CTVglobemedia Inc. (CTVglobemedia)	–	(15)	2	7
CGI Group Inc. (CGI)	–	(7)	–	56
Other	(2)	–	(2)	1

Net (loss) gain from discontinued operations	(2)	(20)	139	124

The following table is a summarized statement of operations for the discontinued operations.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006 (1)	2007	2006 (1)

Revenue	1	211	21	1,031

(Loss) income from discontinued operations	(2)	4	12	106
(Loss) gain from discontinued operations	–	(11)	341	104
Income tax expense on operating income	–	(10)	(5)	(56)
Income tax expense on gain	–	–	(56)	–
Non-controlling interest	–	(3)	(153)	(30)

Net (loss) gain from discontinued operations	(2)	(20)	139	124

The following table is a summary of cash provided by discontinued operations.

	THREE MONTHS			NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	(1)	2007	2006	(1)

Cash flows from operating activities	–	66		3	8
Cash flows from investing activities	2	603		354	1,477
Cash flows from financing activities	–	26		–	627

Cash provided by discontinued operations	2	695		357	2,112

(1) The results of CTVglobemedia are included in discontinued operations in the third quarter of 2006 and on a year-to-date basis in 2006.

ADS

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. As at March 31, 2007, we have accounted for ADS as a discontinued operation and no longer proportionately consolidate its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, YPG, through Yellow Pages Income Fund, and Bell Aliant announced that they had completed the transaction in accordance with the terms previously announced on February 19, 2007, and we realized net proceeds of $327 million. The gain on disposition was $110 million.

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflects the final distribution under BCI’s plan of arrangement.
     In June 2006, BCE contributed to BCI an amount in satisfaction of its $61 million obligation with respect to the BCI income tax loss monetization transaction. In addition, as part of its liquidation process, BCE received a return of capital from BCI of $156 million on which we recorded a gain of $52 million.

CGI

On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Goodwill of $674 million was included in the net assets sold.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its stock price at June 30, 2006.
     In the third quarter of 2006, we recorded a loss of $8 million, which represented a write-down of our investment in CGI, as a result of the Bell Canada pension fund’s acquisition of 25 million of our CGI shares.

 BCE INC. 2007 QUARTERLY REPORT 41

Notes to Consolidated Financial Statements

Note 8. Discontinued Operations (continued)

CTVGLOBEMEDIA

On August 30, 2006, we reduced our interest in CTVglobemedia to 20% from 68.5% and we received net proceeds of approximately $665 million. The proceeds were offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million. The net loss on disposition was $4 million. Goodwill of $1,920 million was included in the net assets sold. In January 2006, we received $607 million as a return of capital stemming from the recapitalization of CTVglobemedia.
     In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited (CHUM). As a result of the transaction our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method.
     We still retain certain important rights and have entered into a commercial agreement with CTVglobemedia to have access to existing and future content. These rights do not constitute continuing involvement with CTVglobemedia.

Note 9. Goodwill

FOR THE PERIOD ENDED SEPTEMBER 30	2007

Balance – December 31, 2006	5,475
Goodwill from current period acquisitions	456
Goodwill from contingent consideration paid in respect of a prior year’s acquisition	2
Goodwill disposition from issuance of units at Bell Aliant	(36)
Goodwill from repurchase of units at Bell Aliant(1)	104
Other	(1)

Balance – September 30, 2007	6,000

(1) As at September 30, 2007, Bell Aliant had repurchased a total of 10.5 million outstanding units for a total cash outlay of $326 million as a result of a normal course issuer bid (NCIB) it announced on February 28, 2007. The NCIB allows Bell Aliant to repurchase up to 13.7 million of its outstanding units and will expire on February 27, 2008.

BELL NORDIQ INCOME FUND

The goodwill arising from current period acquisitions, none of which is expected to be deductible for tax purposes, arose mainly from the acquisition by Bell Aliant of the remaining 36.7% interest in Bell Nordiq Income Fund that it did not already own. On January 16, 2007, Bell Nordiq Income Fund unitholders approved the privatization of Bell Nordiq Income Fund, previously announced on October 11, 2006. On January 29, 2007, the Bell Nordiq Income Fund unitholders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, our non-controlling interest increased by $156 million.

SUMMARIZED BALANCE SHEET INFORMATION

The following is a summarized balance sheet disclosing the fair values assigned to each major asset and liability class as at the dates of acquisition.
     The purchase price allocation for all 2007 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.

	BELL NORDIQ	OTHER	TOTAL

Consideration received:

Goodwill	438	18	456
Net assets	–	2	2
Non-controlling interest	95	2	97

Net assets acquired	533	22	555

Consideration given:

Cash	135	20	155
Acquisition costs	4	–	4
Non-cash	394	2	396

Total	533	22	555

42 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9. Goodwill (continued)

SALE OF TELESAT

On December 18, 2006, we announced our decision to sell Telesat, our satellite services subsidiary, which is presented in our Telesat segment. In conjunction with the sale, we have completed commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell ExpressVu) that provide Bell ExpressVu access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation and consolidate its financial results.
     The transaction was finalized on October 31, 2007 and we realized net cash proceeds of approximately $3,170 million. The net gain on disposition was approximately $1,860 million.

Note 10. Share Capital

PREFERRED SHARES

The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at September 30, 2007. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL

SERIES	ANNUAL DIVIDEND RATE	CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMP- TION PRICE	AUTHORIZED	ISSUED AND OUTSTANDING	AT SEPT. 30 2007	AT DEC. 31 2006

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	–
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–
AE	floating	Series AF	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	–
AF	4.40%	Series AE	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	–
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	–
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	–
AI	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	–
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	–	–	–

								2,770	1,670

Bell Canada Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new series of First Preferred Shares. These new series of preferred shares were created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million as at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. The Bell Canada plan of arrangement became effective on January 31, 2007 and the characteristics of the preferred shares of BCE Inc. issued under the plan are described below.

Voting Rights

Subsequent to the Bell Canada plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, these issued and outstanding preferred shares are non-voting, except under special circumstances when the holders are entitled to one vote per share.

 BCE INC. 2007 QUARTERLY REPORT 43

Notes to Consolidated Financial Statements

Note 10. Share Capital (continued)

Entitlement to Dividends

Holders of Series AF, Series AG and Series AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series AE and Series AH are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

Subsequent to the Bell Canada plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, all of the issued and outstanding preferred shares at September 30, 2007 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

Redemption Features

Subsequent to the Bell Canada plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, BCE Inc. may redeem each of Series AF, AG and AI shares on the applicable redemption date and every five years after that date.
     BCE Inc. may redeem Series AE, and AH shares at any time at $25.50 per share.
     If Series AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

NCIB

On December 12, 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase 5% of its outstanding common shares through a NCIB for which BCE Inc. obtained approval from the Toronto Stock Exchange (TSX) on February 6, 2007. No common shares were repurchased during the third quarter of 2007 as purchases under the NCIB have been suspended. As at September 30, 2007, BCE Inc. had repurchased a total of 7.4 million common shares, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the total amount, $123 million represents stated capital and reduced the total value of common shares and $9 million reduced the contributed surplus attributable to these common shares. The remaining $95 million was charged to the deficit.
     At September 30, 2007, BCE Inc. had 805.1 million common shares issued and outstanding.

CONVERSION OF A PORTION OF SERIES AA PREFERRED SHARES INTO SERIES AB PREFERRED SHARES

On August 23, 2007, BCE Inc. announced that 9,918,414 of its 20,000,000 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). Consequently, BCE Inc. issued 9,918,414 new Series AB Preferred Shares on September 1, 2007. The balance of the Series AA Preferred Shares that were not converted remains outstanding and continues to be listed on the Toronto Stock Exchange under the symbol BCE.PR.A.
     The Series AA Preferred Shares will pay on a quarterly basis, for the five-year period, which began on September 1, 2007, as and when declared by the Board of Directors of BCE Inc., an annual dividend based on a fixed rate of 4.800%.
     The Series AB Preferred Shares will pay a monthly floating adjustable cash dividend for the five-year period, which began on September 1, 2007, as and when declared by the Board of Directors of BCE Inc. The Series AB Preferred Shares are listed on the Toronto Stock Exchange under the symbol BCE.PR.B.

44 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation Plans

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF
RSUs

Outstanding, January 1, 2007	2,985,035
Granted	56,465
Dividends credited	91,042
Payments	–
Forfeited	(89,730)

Outstanding, September 30, 2007	3,042,812

Since 2004, BCE Inc. has granted RSUs to executives and other key employees. The value of an RSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period, based on their position and level of contribution. At the end of a performance period, most RSUs vest if performance objectives are met as determined by the board or are forfeited. Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.
     As part of the Arrangement, each holder of RSUs will be entitled to receive in exchange from BCE or Bell Canada, as applicable, a cash amount equal to the aggregate number of RSUs that are recorded for the benefit of the holder at the date of the change in control and vested at this time multiplied by $42.75. Certain participants, however, will be paid their RSUs under the original conditions upon confirmation of the vesting percentage by the Board in early 2008 should the confirmation occur while BCE’s common shares are still being traded on the open market.
     The Board also has approved the implementation of a retention policy, in lieu of the RSU plan. Upon announcement of the transaction, most executives became eligible for a retention payment equal to the greater of 1.25 times the number of the RSUs held upon announcement of the transaction valued at $42.75 per share and one times base salary plus target bonus and will be paid in 2008. The difference between what would have been paid under the original conditions and what will be paid under the retention policy is being expensed as Restructuring and Other Items over the retention period.
     For the three and nine months ended September 30, 2007, we recorded compensation expense for RSUs of $32 million and $56 million, respectively of which $17 million was recorded as Restructuring and Other Items. For the three months and nine months ended September 30, 2006, we recorded compensation expense for RSUs of $13 million and $30 million, respectively.

STOCK OPTIONS

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding, January 1, 2007	24,241,848	$33
Granted	5,739,106	$31
Exercised	(4,869,292)	$31
Expired/forfeited	(7,151,444)	$32

Outstanding, September 30, 2007	17,960,218	$33

Exercisable, September 30, 2007	11,283,640	$35

As part of the Arrangement, each unvested option will be deemed to have vested at the time of the change in control, which is the effective date. Each outstanding option will be deemed to be transferred to BCE in exchange for cash consideration equal to $42.75 less the exercise price of the option, and any applicable special compensation payments. No options will remain outstanding and the stock-based compensation plans will be cancelled. If the Arrangement should not be completed, the options vest as noted below.
     For most options granted in March 2007, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 6 years from the date of grant.

 BCE INC. 2007 QUARTERLY REPORT 45

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation Plans (continued)

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2007	2006	2007	2006

Compensation expense ($ millions)	3	1	8	6
Number of stock options granted	–	348,172	5,739,106	480,372
Weighted average fair value per option granted ($)	–	2	4	2
Weighted average assumptions:
Dividend yield	–	4.4%	4.5%	4.4%
Expected volatility	–	16%	20%	17%
Risk-free interest rate	–	4.1%	4.0%	4.1%
Expected life (years)	–	4.0	4.5	3.9

Note 12. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE- FOR-SALE FINANCIAL ASSETS	DERIVATIVES DESIGNATED AS CASH FLOW HEDGES	CTA	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Restatement of previously recognized CTA upon adoption of new financial instruments accounting standards on January 1, 2007	–	–	(2)	(2)
Adjustments to opening balance in accumulated other comprehensive income (loss) upon adoption of new financial instruments accounting standards on January 1, 2007	25	(20)	–	5

Balance in accumulated other comprehensive income (loss) at January 1, 2007	25	(20)	(2)	3
Details of other comprehensive income

Unrealized gains (losses)	290	(19)	4	275
Income taxes on unrealized gains (losses)	(64)	6	(1)	(59)
Reclassification adjustment included in earnings	(24)	(2)	–	(26)

Other comprehensive income (loss) for the nine months ended September 30, 2007	202	(15)	3	190

Balance in accumulated other comprehensive income (loss) at September 30, 2007	227	(35)	1	193

Note 13. Commitments and Contingencies

LITIGATION

Purported Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

BCE’s audited consolidated financial statements for the year ended December 31, 2006, noted that on June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility in the province of Québec, in the Québec City District of the Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion to obtain the authorization to institute a class action. The plaintiff now intends to act only for customers in the province of Québec.

46 BCE INC. 2007 QUARTERLY REPORT

BCE Inc.	For further information concerning the Dividend
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tel: 1-888-932-6666	9th Floor,
fax: 514-870-4385	Toronto, Ontario
M5J 2Y1
This document has been filed by BCE Inc.	tel: 514-982-7555
with Canadian securities commissions and	or 1-800-561-0934
the U.S. Securities and Exchange Commission.	fax: 416-263-9394
It can be found on BCE Inc.’s website at	or 1-888-453-0330
www.bce.ca, on SEDAR at www.sedar.com	e-mail: bce@computershare.com
and on EDGAR at www.sec.gov
or is available upon request from:

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For additional copies of these
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